UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10 -12G/A

(Amendment No. 1)

GENERAL FORM FOR REGISTRTATION OF SECURITIES

PURSUANT TO SECTION 12(b) OR 12(g) OF

THE SECURITIES EXCHANGE ACT OF 1934

ENDURANCE EXPLORATION GROUP, INC.

(Exact name of registrant as specified in its charter)

 03-0611187

(I.R.S. Employer Identification No.)

Nevada

(State or Other Jurisdiction of Incorporation of Organization)

15500 Roosevelt Blvd, Suite 301 Clearwater, FL 33760

(Address of principal executive offices) (ZIP Code)

(727)-289-0010

(Registrant’s telephone number, including area code)

Copies of correspondence to:

Gregory C. Yadley, Esq. Shumaker, Loop & Kendrick, LLP 101 E. Kennedy Blvd., Ste 2800 Tampa, FL 33602 Telephone: (813) 229-7600

Securities to be registered pursuant to Section 12(b) of the Act: None

Securities to be registered pursuant to Section 12(g) of the Act:

Common Stock

(Title of Class)

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer [ ]	Accelerated filed [ ]	Non-accelerated filer [ ]	Smaller reporting company [X]

Explanatory Note

Endurance Exploration Group, Inc. (the “Company”) is filing this Amendment No. 1 on Form 10-12G/A to amend its Form 10-12G, filed with the Securities and Exchange Commission on October 14, 2014.

This amendment is being filed to restate the financial statements included within this filing on a combined basis for all periods presented, as the acquisition of the membership interests of Endurance Exploration Group LLC occurred as of the close of its business on December 31, 2013.  Since both entities were under common control, this amendment presents the comparative financial statements as if the previously separated entities were combined ..

This amendment also updates the interim financial statements to the most recent available.

This amendment also modifies certain non-material disclosures contained in the original Form 10-12G, and therefore should be read in its entirety.

Accordingly, this Amendment, with the exception of the foregoing, does not reflect events occurring after the date of filing of the original Form 10-12G, or modify or update any disclosures affected by subsequent events. Consequently, this filing should be read in conjunction with our filings with the SEC subsequent to the filing of the original Form 10-12G, including amendments to those filings, if any.

TABLE OF CONTENTS

Forward-looking Statements

This prospectus contains some forward-looking statements. Forward-looking statements give our current expectations or forecasts of future events. You can identify these statements by the fact that they do not relate strictly to historical or current facts. Forward-looking statements involve risks and uncertainties. Forward-looking statements include statements regarding, among other things, (a) our projected sales, profitability, and cash flows, (b) our growth strategies, (c) anticipated trends in our industries, (d) our future financing plans and (e) our anticipated needs for working capital. They are generally identifiable by use of the words "may," "will," "should," "anticipate," "estimate," "plans," “potential," "projects," "continuing," "ongoing," "expects," "management believes," "we believe," "we intend" or the negative of these words or other variations on these words or comparable terminology. These statements may be found under "Management's Discussion and Analysis of Financial Condition and Plan of Operation" and "Business," as well as in this prospectus generally. In particular, these include statements relating to future actions, prospective services or business plans, future performance or results of current and anticipated products, sales efforts, expenses, the outcome of contingencies such as legal proceedings, and financial results.

Any or all of our forward-looking statements in this report may turn out to be inaccurate. They can be affected by inaccurate assumptions we might make or by known or unknown risks or uncertainties. Consequently, no forward-looking statement can be guaranteed. Actual future results may vary materially as a result of various factors, including, without limitation, the risks outlined under "Risk Factors" and matters described in this prospectus generally. In light of these risks and uncertainties, there can be no assurance that the forward-looking statements contained in this filing will in fact occur. You should not place undue reliance on these forward-looking statements.  Potential investors are urged to carefully consider such factors. All forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by the foregoing cautionary statements and the "Risk Factors" described herein.

ITEM 1—BUSINESS

Our Corporate History and Background

We were incorporated as Tecton Corporation, a Nevada corporation, on January 19, 2006, as a wholly-owned subsidiary of Hemis Corporation.  On December 1, 2006, Hemis declared a dividend of Tecton shares to all shareholders as of that date and concurrently cancelled its share ownership Tecton.  The effect of this dividend declaration and share cancellation was that Tecton was spun off as an independent company.  On January 2, 2014, we amended our Articles of Incorporation to change our name to “Endurance Exploration Group, Inc.”  As used in this report, the terms “we”, “us”, “our,” “Endurance” and “the Company” mean Endurance Exploration Group, Inc. (formerly Tecton Corporation), unless otherwise indicated.

Prior to June 2008, we were engaged in the exploration and acquisition of uranium properties that were either past producers or had been the subject of prior work programs and/or contained historic resources. On or about June 1, 2008, we ceased/discontinued operations of our uranium exploration activities; and have incurred a net operating loss of approximately $4,900,000 since that period as we have sought to restructure and find a suitable business opportunity.  We were deemed a “shell company”, as defined in Rule 12b-2 under the Securities Exchange Act of 1934, from the discontinuance of operations in 2008 until the filing of our Form 8-K on December 31, 2013, relating to the acquisition of Endurance Exploration Group, LLC, on that date.  During our restructuring period from June 2008 until December 31, 2013, we:

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Elected a new slate of directors and appointed a new management team focused on finding a suitable business opportunity for us;

•

Attempted to reorganize our balance sheet through the US Bankruptcy courts by filing a Chapter 11 bankruptcy petition, but later withdrew our petition at the request of the court;

•

Brought current our filings with the State of Nevada and our financial reporting and disclosure filings with the SEC;

•

Effected a reverse 1 for 40 reverse split of our common stock;

•

Amended and restated our Articles of Incorporation to increase the total authorized capital stock to 110,000,000 shares, being comprised of 100,000,000 shares of common stock with a par value of $.01 per share, and 10,000,000 shares of preferred stock with a par value of $.001;

•

Paid approximately $292,000 of outstanding debt through the issuance of 12,733,499 newly issued common shares on December 31, 2013; and

•

Entered into a Share Exchange Agreement, on December 31, 2013, to acquire the ownership interests of Endurance Exploration Group, LLC, for 20,550,539 shares of common stock.

Our fiscal year end was changed from January 31 to December 31 in November 2013.  Our common stock is quoted on the OTCQB electronic quotation system under the symbol “EXPL”.

Endurance Explorations Group, LLC

On December 31, 2013, we completed the purchase of 100% of the membership interests of Endurance Exploration Group, LLC (“Endurance LLC”), from its members in exchange for 20,550,539 shares of our common stock, valued at $0.0186 per share, based upon the net book value of the assets of Endurance LLC of $381,173 as of December 31, 2013.  Micah Eldred, who serves as our Chairman, Chief Executive Officer and President, and Carl Dilley who serves as one of our directors and our Vice President, were the owners of all of the interests in Endurance LLC.  Messrs. Eldred and Dilley were also the beneficial owners of a majority of our common stock at the time.  Endurance LLC is now a wholly-owned subsidiary of ours, and its operations are now our primary focus.

Endurance LLC was formed in 2009 to explore, from an operational and financial perspective, the feasibility and potential economic return of recovering historic and modern day shipwreck cargos.  Based on the business started by Endurance LLC, we have developing a research methodology with three goals. The first goal is to establish a comprehensive understanding of the larger economic, technological and social trends that lead to the transport of physical wealth across oceans during different historical periods, along with creating a “High Interest” list of shipwrecks and their cargos lost across various historical periods.  Conflict, accidents and acts of nature claimed a percentage of all voyages, and many of the shipwrecked vessels are believed to have carried a valuable cargo.  The second objective is to identify, from this population of potential shipwreck losses, those shipwrecks that could be legally salvaged and recovered, and the cargos sold, with a positive return on the capital investment required for their location and recovery.  The third goal is to move those projects which had the potential to generate positive investment returns into an operational phase with a high, risk-adjusted, chance of success; and, to develop a portfolio of projects in various stages of research, search, survey and recovery.

To that end, we have evaluated historical shipwreck databases holding in excess of 125,000 entries as well as undertaken contextual and keyword library and archival searches. It is important to note that even these massive repositories of data reflect just a small percentage of the 3,000,000+ shipwrecks the United Nations estimates lay on the ocean floor.

From these databases and other searches, we have developed an initial “High Interest” list of approximately 400 shipwrecks. Using criteria including (but not limited to) depth, potential search area, legal concerns, difficulty of excavation and potential value, we further culled the “High Interest” list to approximately two-dozen targets, the “Target List”.  In order for a shipwreck to qualify for our “Target List”, and to potentially move forward as an “Operational Target” (“OT”) -one that we may consider for the search and survey operation phase- the shipwreck must possess the following criteria:

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Known Cargo of Value.  Based upon the historical and archival records, an OT must contain a quantifiable cargo of value.  While the historical records may not provide our researchers with an exact present day value of a potential cargo, we must be able to determine a quantifiable “range” of its estimated value based upon cargo manifests or other archival documents.

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Known Navigational Data.  Our research must provide information that would allow us to establish a geographically definable search and sinking location and, subsequently, an economically feasible search area for any potential target.

•

Legal Salvage and Clear Path to Title.  Admiralty law, salvage law, and various sovereign nation’s laws and regulations concerning the search and salvage of historical and modern shipwrecks are complex.  Prior to pursuing an OT, we must be able to establish a clear legal path to the title of any potential recovery, and search and recovery must be made in compliance with international laws and regulations or under specific country permissions.

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Potential Returns Exceed Risk-Adjusted Cost of Search and Recovery.   Prior to moving a shipwreck from our Target List to an Operational Target, we evaluate a large number of factors to determine the potential search and recovery costs, and the risks associated with such search and recovery.  Items considered include: a targets location and likely depth, its location from the nearest operational port, the complexity and costs of potential search and salvage, legal issues to title, and many other factors; and, we develop an initial search plan and budget for each potential project.  We recognize the high risk, yet potentially high rewards, of our business; and, we realize that we will not be successful finding or salvaging every project we undertake.  Therefore, prior to moving any project onto the “Operational Target” list, we take a risk-adjusted approach to the potential returns that a project can provide; and we determine if, on a risk-adjusted basis, the potential target is economically feasible and appropriate to add to our portfolio of “Operational Targets”.

Projects code-named “Sailfish” and “Black Marlin” have now reached operational or pre-operational status. For project “Sailfish” we have now surveyed over 700 square miles in the Western Atlantic Ocean in search of a sunken passenger liner carrying a substantial cargo of gold coinage. In October of 2014 we believe we positively identified the target of Project “Sailfish,” the Steamship S.S. Connaught. Please refer to Current & Ongoing Projects for additional information.

For project “Black Marlin” we have secured a three-year contract with a sovereign island nation in the Indian Ocean for the survey and recovery of a Colonial-era merchant vessel carrying silver. This contract also allows for other potentially valuable “targets of opportunity” within the territorial waters of this nation. Please refer to Current & Ongoing Projects for additional information.

We believe this survey and recovery capability combined with our proprietary research will allow us to conduct approximately two deep-water surveys per yearly weather window, should we have sufficient capital to undertake such operational surveys.

Description of Key Equipment

In 2011, Endurance LLC began purchasing key equipment for operations. Our equipment purchases have included a 100-foot survey vessel, tethered side-scan sonar units, and light work-class and inspection Remotely Operated Vehicles (ROV), “Shackleton 1” and “Squirt”.

Survey Ship

Our 100-foot survey ship has been recently refurbished to include a sonar winch and the latest in electronics and side-scan sonar survey equipment. Depending on the timeframe, circumstances and our other commitments, we may use this ship or charter another vessel of similar capability.

Sidescan Sonar

Side-scan sonar is currently the industry-standard search methodology used for oceanic operations.  An unmanned side-scan sonar unit, or “towfish,” is towed behind a manned surface vessel at a pre-set altitude above the seafloor. The sonar unit sends out a “ping” or sound-wave to acoustically map terrain, natural obstructions and man-made objects, including shipwrecks and jettison cargo.

To engage in search operations, we have purchased side-scan sonar systems. Our dual-frequency systems may be set for a range of velocities, search widths and resolutions for both area mapping and high-resolution target prosecution up to 2,000 meters in depth. Our system is compatible with third-party hardware and software systems and meets IHO & NOAA survey specifications. Beyond shipwreck surveys, the system is also capable of cable and pipeline surveys, channel conditioning, geophysical surveys, mine countermeasures and search and recovery operations.

Our sonar systems are a flexible platform from both a hardware and software standpoint, and may continue to be upgraded with industry-standard, off-the-shelf sensor packages.

The sonar “towfish” of one of our current survey systems was lost during the final days of our 2013 search operations. For more information on project “Sailfish”, please refer to Current & Ongoing Projects. We expect to replace this sonar equipment and capability before beginning 2014 search operations.

Potential shipwreck targets found by sonar will be catalogued, evaluated and eventually visually prosecuted using the Shackleton 1 or Squirt ROV systems.

ROV Shackleton 1

The Remotely-Operated Vehicle (ROV) system Shackleton 1 is a light work-class ROV. This system is comprised of underwater lighting, still and motion picture cameras and a single robotic manipulator arm. Initially designed for mid-water industrial applications, the ROV has been redesigned for shipwreck search, identification and cargo recovery operations.  Beyond shipwreck operations, the system is also capable of cable and pipeline inspection and repair, geophysical sampling and search and recovery operations.  ROV system “Shackleton 1” is currently undergoing the final stages of a complete disassembly and overhaul, and we expect to have it ready for the 2014 summer season.

Employees

The Company has four corporate officers.  Each officer is also an officer of another entity and not full time employees of the Company.  A list of the Company’s officers and the average number of hours per week each officer expects to devote to Company affairs are as follows:

Micah Eldred, Director, President and CEO, 15 hours per week.

Carl Dilley, Director and Vice President, 10 hours per week.

Christine Zitman, Director, Secretary, Treasurer and CFO, 15 hours per week.

Guy Zajonc, Director and Vice President, 15 hours per week.

Other Employees and Contractors

We utilize contract personnel for vessel operation during our survey periods, and intend to continue to use contract technicians to perform marine survey and recovery operations in the future. From time to time, we have or intend to hire other contractors, subcontractors and consultants to perform specific services.  During 2013, three individuals who joined our Board of Directors in January 2014 were employed in various capacities by us as independent contracts.  See “Item 6 – EXECUTIVE COMPENSATION - Compensation Paid to Messrs. Zajonc, Saint Amour and de Montille in 2013” and “– Employment Agreements” below.

Project Operations

Research

During the Colonial period (1500-1850), the world economy was highly dependent on the physical transportation of bullion coinage, precious metals and high-value non-ferrous metals. A small percentage of shipping during this period was lost to storm, fire, acts of war, natural disasters and other causes, both known and unknown. The administration of this economic system required state-level bureaucratic oversight and record-keeping. Many of these historic records are available in publications, libraries, archives and digitized formats in depositories across the world. Though many records have been lost to time, enough remain to create in-depth, credible project profiles for potential excavation targets.

To that end, we have created a series of regional and period-specific databases from which to compare, evaluate and select potential targets for research, discovery and eventual excavation and recovery.

The graphics below are a visual representation of selected world regions containing our “High Interest” database of shipwrecks and their approximate location and time of sinking.

Before search or recovery operations may begin, we seek to understand every factor necessary to mount a recovery operation with a high probability of success.

These factors include, but are not limited to:

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The historical context of the shipwreck, including political forces, technological developments, important contextual persons and events and the public reaction to the loss.

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Any images of the shipwreck, including still photography, motion pictures, drawing, paintings, recreations and/or models.

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A complete sinking timeline, including as much information as possible on weather patterns, departure date/time, intended course, course corrections, witness/observer statements. This includes any statement, fact or event material in any way to the sinking.

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A proposed search area with a high-probability of success, including an evaluation of all factors listed in the “Sinking Timeline” as well as any territorial boundaries or environmental factors.

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An Identification Guide, enabling rapid qualification or rejection of potential targets based on sonar and visual imagery, thus limiting expensive ship time on station.

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Cargo evaluation, evaluating the historical records on the target’s cargo and potential modern-day value.

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Any encumbering factors, including territorial ownership of waters, insurance claims, potential cargo claims and sovereign rights. We will not begin a project without a legal path to possession.

All of the above information is gleaned from publications, libraries, archives and digitized medium. Development of further projects is a continuous, ongoing process.

Search

Most operational projects begin with a sonar search phase. We have outfitted our vessel with state-of-the-art sonar systems, an industry standard for underwater search operations. Our vessel tows the sonar systems to map the seafloor and search for targets. Potential targets are then selected from the sonar imagery using a combination of computerized post-processing and expert evaluation. While some shipwreck targets may be positively identified using high-resolution sonar system, others may need visual identification using an underwater camera ROV (Remote Operated Vehicle) system or an AUV (Autonomous Underwater Vehicle).

Recovery

Once a target is positively identified, excavation and recovery operations will begin using our “Shackleton 1” light-work class ROV system, or other chartered ROV systems.  Shackleton 1 will document the site using sonar, still and motion-picture imagery. It will then be used for any necessary excavation, as well as coinage, bullion and/or other recovery operations.

Post-Recovery Conservation

Coinage, precious metals and non-ferrous metals typically require a minimum amount of post-recovery conservation. In order to preserve the value of the recovered cargo, we will have an on-site facility capable of properly storing and transporting all recovered coinage, precious metals and non-ferrous metals to definitive and final conservation and storage prior to sale.

Sales

We intend to recover coinage and bullion precious metals, including but not limited to gold and silver. We believe that bullion metals, numismatically-graded coinage and non-graded coinage have significant value in the collector market. We intend to sell the existing independent coin dealers as well as directly to the collector and consumer market through the internet.

Current & Ongoing Projects

Project “Sailfish”- Research Summary

The “Sailfish” was a steam-powered packet ship, part of a fast and indispensable transatlantic communication link, the perfect vessel to rapidly ferry mails and passengers between Britain and the United States. Large for her time, she was a side-wheel steamer constructed almost entirely of iron.

On her last voyage, the “Sailfish” left Great Britain, bound for the United States. She carried several dozen first-class passengers, more than four hundred steerage passengers and a full crew of nearly 130. The “Sailfish” also disembarked with a cargo of gold coins, and the Captain assumed an uneventful voyage.

According to reports, when heavy seas set in, the “Sailfish” began to roll heavily. Though the initial problem was temporarily fixed, twelve hours later the same roll started again. Making matters worse, fire broke out. Buckets and pumps were manned, but the water rose rapidly and extinguished the furnaces, rendering the ship immobile. The fire quickly spread, driving the passengers above decks.

The purser and two men attempted to rescue the gold shipment, but were driven back by the smoke and flames. A nearby ship came to the rescue, bravely maneuvering close to the “Sailfish” and running a line between the two to facilitate transfer of passenger. Per age-old protocol, the Captain was the last man off the ship.

Virtually nothing was saved. Nearly every trunk and stitch of clothing was lost, including all the money of the first-class passengers. Early the next morning, a passing ship fell in with the “Sailfish”, shadowing the stricken vessel through her final hours. The burning “Sailfish” exploded and sank by the stern, leaving only an overturned lifeboat, light portions of the decking and a few trunks. The passing ship spent an hour recovering debris, dutifully recorded the sinking position, and then sailed on to New York.

We believe the “Sailfish” lies at a depth of between 200-500 meters of water.

Project “Sailfish” – Current Status

In October of 2014 we believe we positively identified the target of Project “Sailfish,” the Steamship S.S. Connaught.

We promptly filed a complaint in U.S. Federal Court for the Middle District of Florida requesting, pursuant to admiralty law, that the shipwreck be arrested, that we be appointed substitute custodian of the shipwreck and that we be awarded a salvage claim or title to the shipwreck and its cargo and, if such rights are granted, we intend to return to the site in the Spring or Summer of 2015 to conduct a recovery operation estimated to take 60 days.

Side-scan sonar survey operations on Project “Sailfish” began in July of 2013, and continued through the summer weather window until September 2013.  Over the course of this initial survey, approximately 700 square miles were digitally mapped. This sonar imagery was then post-processed and evaluated for potential targets.

Additional analysis conducted in early 2014 of the side scan sonar data we collected in 2013, revealed a shipwreck target with a number of characteristics that are consistent with what we believe we would see in a side scan sonar image of, our targeted shipwreck, “Sailfish”.  We returned to the inspection site during October 0f 2014 with a remotely operated underwater robotics vehicle to inspect the prime target, and in doing so, we positively identified the target, the Steamship S.S. Connaught, but its distinctive iron hull, paddlewheels and artifacts within the debris field.

Project “Black Marlin”- Research Summary

In the end of the 17th century, the world economy was fueled by the Spanish silver mines of the Americas, and the European demand for Asian drugs, spices, commodities and teas. This trade was based on the exchange of precious metals for goods, and silver was the only European payment acceptable to Asian trading partners.

The “Black Marlin” was one such vessel engaged in this trade. She was an English East Indiaman, more than 700 tons, three decks high and armed with many cannon. In addition to the silver coin expected by Asian merchants, she also carried lace, golden fabric, beaver fur, tobacco, wine, cloth and iron nails.

The shipping routes of the time took the English ship to the Indian Ocean for resupply in the middle of her long voyage to the East.  According to reports, unknown to her Captain and crew, nearby European enemy ships were hunting for English shipping. They discovered the “Black Marlin” was in the area and sailed to intercept. The European enemy ships approached the English ship under a false flag and prepared to attack.

The trap set and ready to attack, the Europeans demanded the surrender of the English vessel. Instead of surrendering, the English captain counterattacked, and the vessels began to exchange heavy cannon fire, beginning a pitched fight that would continue over many hours. In a last-ditch effort to escape, the English ship unfurled her sails and attempted to sail away. The Europeans quickly caught up and soon the English ship was disabled and unable to continue fighting.

Rather than surrender, the Captain of the English ship set his own vessel on fire, escaping in a small boat with a chosen group of men while allowing his own ship and abandoned sailors to burn. The fire reached the gunpowder storage, and the English ship exploded and sank, taking with her a rich cargo of silver.

We believe this shipwreck lies at a depth of between 500-3000 meters of water.

Project “Black Marlin” – Current Status

In November 2013, Endurance LLC entered into a contract with the sovereign government of an island nation in the Indian Ocean. The contract provides us with a three-year period in which to operate within the territorial waters of the nation with full permission to survey for the location and recover the “Black Marlin” and her silver cargo.  Net proceeds of our recovery efforts, after payment the costs to transport, store and insure any recovered items, will be split between us (75%) and the island government (25%)..  The Company needs additional working capital to undertake the search for the “Black Marlin.”  There can be no assurances that the Company will be successful in securing additional working capital and therefore cannot represent it will ever be in position to look for the “Black Marlin.”

Project “Black Marlin” – Targets of Opportunity “Wahoo” and “Dolphin”

As part of discussions pertaining to project “Black Marlin,” we have learned of two shallow-water “targets of opportunity” within the same territorial waters as the “Black Marlin.” Believed to be English East Indiaman, these wrecks (code-named “Dolphin” and “Wahoo”) remain unidentified at this time. Until these wrecks are identified, it will not be possible to generate any estimate on the potential value, if any. We expect to begin operations on these wrecks in conjunction with the “Black Marlin” in mid-2014.

Patents, trademarks, licenses, franchises and concession

Currently, we neither own nor rely on any patents, trademarks, licenses or franchises.  We have been granted a concession for shipwreck search and recovery in the territorial waters of an East African island nation by the government of that nation.  The contract provides us with a three-year period in which to operate within the territorial waters of the nation with full permission to survey for and recover the “Black Marlin” and her silver cargo.  Net proceeds of our recovery efforts, after payment the costs to transport, store and insure any recovered items, will be split between us (75%) and the island government (25%).

Competition

There are a number of competing entities engaged in aquatic research, survey, inspection and the various aspects of the shipwreck salvage business.  One or more of these competing entities may locate and recover a shipwreck that we intend to locate and recover.  In addition, these competing entities may be better capitalized and may have greater resources to devote to their pursuit of shipwreck salvage.

Governmental and Environmental Regulation

We are subject to local, state and national taxation. Additionally, our operations are subject to a variety of national, federal, state, local and international laws. In particular, the legal, political, or civil initiatives of countries, international governing bodies and/or other maritime jurisdictions may restrict our operations and prevent or cause us to suspend or abort particular searches or salvage operations.

Project “Black Marlin” – Government or environmental regulations that may restrict our operations.

The island nation has signed and ratified the United Nations Convention on the Law of the Seas (the “LOS”).  In this capacity and in keeping with the provisions of the LOS, the island nation asserts jurisdiction over its territorial waters, defined by the LOS as 12 nautical miles, 22.2 kilometer or 13.1 miles from the low water mark of the coastal state. Based upon its historical research, we believe the “Black Marlin” sank within the territorial waters of the island nation.  While the island nation is not a signatory to nor has it ratified the International Convention on Salvage (“ICS”), the Company and its contractors operate in accordance the provisions of the ICS.  Those provisions state generally, that in undertaking salvage a salvage company shall exercise due care in order to minimizing damage to the environment.  Damage to the environment is defined by the Treaty under Article 1 (d) as follows:  “Damage to the environment” means substantial physical damage to human health or to marine life or resources in coastal or inland waters or areas adjacent thereto, caused by pollution, contamination, fire, explosion or similar major incidents.” The Company and its contractors take into account complying with the ISC when estimating costs for the “Black Marlin” cargo recovery operations. The island country has no written laws or regulations with respect to salvage operations in general and has placed no additional restrictions on the operations of the Company when it begins operations to locate and recover the “Black Marlin’s” cargo.

Project “Sailfish” – – Government or environmental regulations that may restrict our operations.

We believe that “Sailfish” is the wreck of the S.S. Connaught a paddlewheel steamer that sank in October 1860.   That shipwreck is located approximately 125 miles off the coast of the United States of America (“U.S.”).  While the U.S. has not ratified the LOS, this location is recognized under U.S. law as being in international waters.  The Company has elected to submit itself to the jurisdiction of the United States Federal Courts by filing a case in admiralty on October 3, 2014 in the U.S. District Court, Middle District of Florida.  The process of adjudicating ownership and claims, including the Company’s request for a salvage claim or, in the alternative, title to the ship and its cargo, will proceed in the U.S. Court pursuant to U.S. admiralty law.  The right to salvage a privately own vessel is not subject to approval of the U.S. Courts or any government agency.  Once a party has submitted themselves to the jurisdiction of the U.S. Federal Courts, the Court can determine the ownership rights to the cargo salvaged and the amount of a salvage award according to precedent cases ruled upon by the U.S. Supreme Court.  The Company makes its claims based upon those legal precedents.

The United States Coast Guard undertakes marine environmental protection in U.S. waters pursuant to Volume IX of its Marine Environmental Protection – Marine Safety Manual – COMDTINST M16000.14.  As specified in Chapter 1 on page 16, the U.S. Coast Guard also looks to the International Convention on Salvage for guidance on salvage operations even though the U.S. has not ratified that treaty.  The Company and its contractors conduct salvage operations within the guidelines of the ICS. The Company and its contractors take into account complying with the ISC when estimating costs for the S.S. Connaught cargo recovery operations.

ITEM 1A.—RISK FACTORS

Risks Related To Our Overall Business Operations

We have a limited operating history with a history of losses and expect losses to continue for the foreseeable future.

We have yet to establish any history of profitable operations. We have not generated any revenues since January 19, 2006 (inception) and do not anticipate that we will generate revenues which will be sufficient to sustain our operations in the near future.  Unless and until we are able to generate revenues we will continue to sustain losses.

There is doubt about our ability to continue as a going concern due to recurring losses from operations and insufficient cash resources to meet our business objectives, all of which means that we may not be able to continue operations.

The accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business.  Our consolidated statements of operations for the years ended December 31, 2013 and 2012 , reflect net losses of $ 885,874 and $ 319,628 respectively.  These factors raise substantial doubt about our ability to continue as a going concern for a reasonable period of time.

In light of the acquisition of the membership interests of Endurance Exploration Group, LLC on December 31, 2013, we have presented in the notes to the consolidated financial statements combined proforma results of operations for the years ended December 31, 2013 and 2012 as though this acquisition had taken place on January 1, 2012.  These combined proforma financial statements show no revenue for the years ended December 31, 2013 and 2012 and combined net losses for those periods of $885,874 and $319,628, respectively.  We are currently evaluating acquisitions and other business opportunities. Our continuation as a going concern is dependent upon our ability to obtain clients and investment capital from future funding opportunities.  No assurance can be given that we will be successful in these efforts.

Changes in our business strategy or restructuring of our businesses may increase our costs or otherwise affect the profitability of our businesses.

As changes in our business environment occur we may need to adjust our business strategy to meet these changes or we may otherwise find it necessary to restructure our operations or assets. When these changes or events occur, we may incur costs to change our business strategy and may need to write down the value of assets. In any of these events our costs may increase, and we may have significant charges associated with the write-down of assets.

We will continue to experience losses from both pre-operational expenditures as well as planned operations.

We have experienced a net loss in every fiscal year since our inception. Even if we do generate operating income in the future, subsequent developments in our industry, customer base, business or cost structure, or an event such as litigation may cause us to experience operating losses. We may not become profitable in the future.

We are subject to macroeconomic and other factors beyond our control as well as the business, financial, operating and other risks of start-up companies, all of which may adversely affect our financial results and growth.

Macroeconomic and other factors beyond our control as well as the business, financial, operating and other risks of a shell company can adversely affect us. These factors include:

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changes and volatility in general economic conditions, including the severity and duration of any downturn in the U.S. and financial markets;

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war, civil unrest, terrorist activities or threats and heightened travel security measures instituted in response to these events;

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outbreaks of pandemic or contagious diseases;

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climate change and resource scarcity, such as water and energy scarcity;

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natural or man-made disasters, such as earthquakes, tsunamis, tornados, hurricanes, floods, oil spills and nuclear incidents;

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low consumer confidence, high levels of unemployment and depressed housing prices;

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domestic and international political and geo-political conditions;

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changes in taxes and governmental regulations that influence or set wages, prices, interest rates or construction and maintenance procedures and costs;

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the costs and administrative burdens associated with compliance with applicable laws and regulations;

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changes in operating costs, including, but not limited to, energy, benefits, insurance and unanticipated costs resulting from force majeure events; and

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the lack of availability, or increase in the cost, of capital for us.

We may seek to expand through acquisitions of and investments in other businesses or through business alliances.  These acquisitions and investment activities may be unsuccessful or divert our management’s attention.

We intend to consider strategic and complementary acquisitions of and investments in other businesses or other assets. Furthermore, we may pursue these opportunities in alliance with existing businesses. In many cases, we will be competing for these opportunities with third parties that may have substantially greater financial resources than we do. Acquisitions or investments in businesses, or assets, as well as these alliances, are subject to risks that could affect our business, including risks related to:

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issuing shares of stock that could dilute the interests of our existing stockholders;

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spending cash and incurring debt;

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assuming contingent liabilities; and

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creating additional expenses.

We cannot assure you that we will be able to identify opportunities or complete transactions on commercially reasonable terms or at all, or that we will actually realize any anticipated benefits from such acquisitions, investments or alliances. Similarly, we cannot assure you that we will be able to obtain financing for acquisitions or investments on attractive terms or at all, or that the ability to obtain financing will not be restricted by the terms of a revolving credit facility or other indebtedness we may incur.

The success of any such acquisitions or investments will also depend, in part, on our ability to integrate the acquisition or investment with our existing operations. We may experience difficulty with integrating acquired businesses, or other assets, including difficulties relating to:

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coordinating sales, distribution and marketing functions;

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integrating technology information systems; and

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preserving the important licensing, distribution, marketing, customer, labor and other relationships of the acquired assets.

In addition, any such acquisitions, investments, or alliances could demand significant attention from our management that would otherwise be available for our regular business operations, which could harm our business.

We may be unsuccessful in raising the necessary capital to fund operations and capital expenditures.

Our ability to generate cash flow is dependent upon our ability to find, excavate and monetize the cargo of shipwrecks. We cannot guarantee that the sales of the recovered cargo and/or related products and other available cash sources will generate sufficient cash flow to meet our overall cash requirements. If cash flow is not sufficient to meet our business requirements, we will be required to raise additional capital through other financing activities. Success in raising necessary funds is not guaranteed.

We depend on key personnel and face competition in hiring and retaining qualified personnel.

Key management and operational personnel may be difficult to replace. We do not have any employment or noncompetition agreements with our key personnel.  We may not be able to recruit or retain qualified employees in the future, which could affect our business.

Our background research and data-gathering may prove unreliable.

The success of any marine salvage project is highly dependent on background research and data.  Background research and data-gathering may prove to be imprecise, misleading, incomplete and/or unreliable. This data and research is further affected by the interpretation process due to factors such as analyst misinterpretations, erroneous calculations, and/or translation errors.

Operations may be hindered by natural hazards and weather patterns.

Marine salvage operations are inherently technologically challenging and may be delayed, suspended or aborted due to weather, sea conditions or other natural hazards. Operations may be dependent on both predictable and unpredictable seasonal weather cycles. We may not be able to logistically begin, continue or complete operations during favorable weather conditions. Both predictable and unpredictable weather events, including but not limited to storms, cyclones, hurricanes, typhoons and tsunamis, may delay, suspend or cause us to abort particular salvage operations.

Because of the speculative nature of our operations, there is substantial risk that no commercially exploitable cargo will be found and our business will fail.

We have only just begun operations, and thus have no way to evaluate the likelihood that we will be successful in our efforts to locate and monetize lost shipwrecks. You should be aware of the difficulties normally encountered by similar companies and the high rate of failure of such enterprises. The search for shipwrecks as a business is inherently risky. We may not find any commercially exploitable shipwrecks. In such a case, we may be unable to continue operations, and you could lose your entire investment.

We may discover a commercially exploitable shipwreck cargo but be unable to successfully recover the cargo.

If our search program is successful in discovering a commercially exploitable cargo, we may require additional funds in order to advance operations into commercial recovery. In such an event, we may be unable to obtain the funds, equipment and/or personnel in order to continue operations, and we may be unable to generate revenues.

We may be unable to establish or maintain rights to recovered objects.

Persons and entities other than us may claim title to the shipwrecks and/or valuable cargo that we may recover. Even if we are successful in locating and recovering shipwrecks and/or valuable cargo, we cannot assure we will be able to establish our rights to property recovered if challenged by governmental entities, prior owners, or other attempted salvors claiming an interest therein. In such an event we could spend a great deal of time and money on a shipwreck project, and receive no salvage claim or revenue for our work. Our shipwrecks may be in controlled water where the policies and laws of a certain government may change abruptly, thereby impacting our ability to operate in those zones.

We may experience delays in monetizing any recovered objects.

Even after a successful marine salvage operation, we may experience significant delays in monetizing any recovered objects. At this phase in operations, we have no sales personnel, distribution channels or sales contracts. Immediate access to buyers for recovered objects cannot be guaranteed, and delays in the monetization process may adversely affect our cash flows.

Legal, political, or civil issues may interfere with our marine salvage operations.

Legal, political, or civil initiatives of countries, international governing bodies and/or other maritime jurisdictions may prevent, restrict, suspend or abort our marine salvage operations.

Objects we recover could be taken from our possession.

Any marine salvage operation comes with a risk of theft or piracy prior to, during, or post marine salvage operations. Theft may not be adequately covered by insurance.

We may be unable to secure permission to conduct marine salvage operations.

It is possible that we will not be successful in obtaining title, permits or permission to excavate certain shipwrecks due to territorial, sovereign, or military concerns. Additionally, title, permits and permission may be denied, revoked, ruled illegal or not honored by the issuing entities.

We may not have access to the equipment and personnel needed for operations, which could cause delays or suspension of our operations

Competitive demands for contractors and unforeseen shortages of personnel and/or equipment may result in the disruption of planned operations. Fluctuations in demand for equipment and personnel could result in suitable equipment and personnel being unavailable at the scheduled times in our operations. Fuel prices are also subject to market fluctuation. We will attempt to locate suitable equipment personnel and fuel if sufficient funds are available. If we cannot find the equipment and personnel needed for our operations, we may have to suspend some or all operations until equipment, personnel, fuel, and/or funds can be obtained.

Technological obsolescence or critical failure of our marine salvage equipment could put a strain on our capital requirements and/or operational capabilities.

Our search and salvage operations will require the use of highly specialized and costly equipment, including but not limited to side-scan sonar, remotely-operated vehicles, winch systems, and computer processing equipment. This equipment may or may not be insured, insurable, repairable or replaceable, and may require difficult or time-consuming to source customized and/or specialized components. While we construct, upgrade, repair and maintain our equipment on a best-efforts basis, technological advances in new equipment may provide superior efficiencies and capability than our existing equipment. Such an industry shift may require us to purchase new equipment, requiring additional needs for capital.

Our business and operational results may be harmed if we fail to manage our growth or change.

Our business may experience periods of rapid change and/or growth that could place significant demands on our personnel and financial resources. To manage possible growth and change, we must continue to try to locate equipment, skilled personnel and funds in a timely manner.

The market for gold, silver and numismatically-graded coins are highly volatile and a decrease in the price of any would have a material adverse effect on our business.

The profitability of our operations are directly related to the market price of metals and the numismatic coin market. The market prices of metals and the numismatic coin market fluctuate significantly and are affected by a number of factors beyond our control, including, but not limited to, the rate of inflation, the exchange rate of the dollar to other currencies, interest rates, global economic and political conditions, and the collector’s market. Price fluctuations in the metals and numismatic market from the conception of a potential target to the conclusion of operations can significantly affect profitability. We may begin one or more operations at a time when the price of metals or numismatic coins make operations economically feasible and subsequently incur losses due to market decreases. Adverse fluctuations in the metals or numismatic market may force us to curtail or cease our business operations.

We face significant competition from better-established competitors

We compete with other interests possessing greater financial resources and technical facilities than we do in connection with the discovery and excavation of shipwrecks.

Risks Related To Ownership of Our Common Stock

The market price of our common stock can be volatile, leading to the possibility of its value being depressed at a time when you may want to sell your holdings.

The market price of our shares is volatile. Numerous factors, many of which are beyond our control, may cause the market price of our common stock to fluctuate significantly. These factors include: our earnings releases, actual or anticipated changes in our earnings, fluctuations in our operating results or our failure to meet the expectations of financial market analysts and investors; changes in financial estimates by us or by any securities analysts who might cover our stock; speculation about our business in the press or the investment community; significant developments relating to our relationships with our customers or suppliers; stock market price and volume fluctuations of other publically traded companies and, in particular, those that are in our industry; customer demand for our products; investor perceptions of our industry in general and us in particular; the operating and stock performance of comparable companies; general economic conditions and trends; announcements by us or our competitors of new products, significant acquisitions, strategic partnerships or divestitures; changes in accounting standards, policies, guidance, interpretation or principles; loss of external funding sources; sales of our common stock, including sales by our directors, officers or significant shareholders; and additions or departures of key personnel. Securities class action litigation is often instituted against companies following periods of volatility in their stock price. Should this type of litigation be instituted against us, it could result in substantial costs to us and divert our management’s attention and resources.

Moreover, securities markets may from time to time experience significant price and volume fluctuations for reasons unrelated to the operating performance of particular companies. These market fluctuations may adversely affect the price of our common stock at a time when you want to sell your stock.

We have never declared or paid any cash dividends on shares of our common stock and we are not likely to pay cash dividends in the foreseeable future.

We intend to retain any future earnings for use in the operation and expansion of our business. We do not expect to pay any cash dividends in the foreseeable future but will review this policy as circumstances dictate. Should we decide in the future to do so, as a holding company, our ability to pay dividends and meet other obligations depends upon the receipt of dividends or other payments from our operating subsidiaries. In addition, our operating subsidiaries, from time to time, may be subject to restrictions on their ability to make distributions to us, including restrictions on the conversion of local currency into U.S. dollars or other hard currency and other regulatory restrictions.

We may be subject to penny stock regulations and restrictions and you may have difficulty selling shares of our common stock.

The SEC has adopted regulations which generally define so-called “penny stocks” to be an equity security that has a market price less than $5.00 per share, subject to certain exemptions. As our common stock is a “penny stock,” it is subject to Rule 15g-9 under the Exchange Act, the so called “Penny Stock Rule.” This rule imposes additional sales practice requirements on broker-dealers that sell such securities to persons other than established customers and “accredited investors” (generally, individuals with a net worth in excess of $1,000,000 or annual incomes exceeding $200,000, or $300,000 together with their spouses). For transactions covered by the Penny Stock Rule, a broker-dealer must make a special suitability determination for the purchaser and have received the purchaser’s written consent to the transaction prior to sale. As a result, this rule may affect the ability of broker-dealers to sell our securities and may affect the ability of purchasers to sell any of our securities in the secondary market.

For any transaction involving a penny stock, unless exempt, the rules require delivery, prior to any transaction in a penny stock, of a disclosure schedule prepared by the SEC relating to the penny stock market. Disclosure is also required to be made about sales commissions payable to both the broker-dealer and the registered representative and current quotations for the securities. Finally, monthly statements are required to be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stock.

Our common stock is illiquid and subject to price volatility unrelated to our operations.

If a liquid market for our common stock does develop, its market price could fluctuate substantially due to a variety of factors, including market perception of our ability to achieve our planned growth, quarterly operating results of other companies in the same industry, trading volume in our common stock, changes in general conditions in the economy and the financial markets or other developments affecting us or our competitors. In addition, the stock market itself is subject to extreme price and volume fluctuations. This volatility has had a significant effect on the market price of securities issued by many companies for reasons unrelated to their operating performance and could have the same effect on our common stock.

A large number of shares may be eligible for future sale and may depress our stock price.

We may be required, under terms of future financing arrangements, to offer a large number of common shares to the public, or to register for sale by future private investors a large number of shares sold in private sales to them.

Sales of substantial amounts of common stock, or a perception that such sales could occur, and the existence of options or warrants to purchase shares of common stock at prices that may be below the then-current market price of our common stock, could adversely affect the market price of our common stock and could impair our ability to raise capital through the sale of our equity securities, either of which would decrease the value of any earlier investment in our common stock.

Micah Eldred and Carl Dilley own a significant majority of our voting shares and their interests may differ from those of our other shareholders.

As of September 26, 2014, Micah Eldred and Carl Dilley own approximately 56.8% and 30.5% of our issued and outstanding shares of common stock, respectively (see “Item 4 – Security Ownership of Certain Beneficial Owners and Management”), and they will have significant influence over the outcome of matters that require shareholder approval, including election of directors and, accordingly, over our business and corporate matters.  They may exercise their voting rights in ways that they believe is in their best interests, which may conflict with the interest of our other shareholders.

ITEM 2—FINANCIAL INFORMATION

Management’s Discussion And Analysis Of Financial Condition And Results Of Operations

As used in this report, the terms "we", "us", "our," “Endurance” and “the Company” mean Endurance Exploration Group, Inc. (formerly Tecton Corporation), unless otherwise indicated.

This discussion should be read in conjunction with the condensed consolidated financial statements and notes included elsewhere in this registration statement.

Our discussion and analysis may contain forward-looking statements (within the meaning of the Private Securities Litigation Reform Act of 1995) that are based on current expectations, estimates, forecasts, and projections about the Company, our beliefs, and assumptions made by us. In addition, we may make other written or oral statements, which constitute forward-looking statements, from time to time. Words such as “believe,” “estimate,” “project,” “expect,” “intend,” “may,” “anticipate,” “plan,” “seek,” variations of such words, and similar expressions are intended to identify such forward-looking statements. Similarly, statements that describe our future plans, objectives, or goals also are forward-looking statements. These statements are not guarantees of future performance and are subject to a number of risks and uncertainties, including those discussed below and elsewhere in this report. Our actual results may differ materially from what is expressed or forecasted in such forward-looking statements, and undue reliance should not be placed on such statements. All forward-looking statements are made as of the date hereof, and we undertake no obligation to update any such forward-looking statements, whether as a result of new information, future events or otherwise.

Factors that could cause actual results to differ materially from what is expressed or forecasted in such forward-looking statements include, but are not limited to the risk factors which are identified in this registration statement, including factors identified under the headings “Business,” “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

All dollar amounts refer to US dollars unless otherwise indicated.

Plan of Operation

Side-scan sonar survey operations on Project “Sailfish” began in July of 2013. Over the course of this initial survey, approximately 700 square miles were digitally mapped. This sonar imagery was then post-processed and evaluated for potential targets. In October of 2014 we believe we positively identified the target of Project “Sailfish,” the Steamship S.S. Connaught .. We intend to return to the site of the S.S. Connaught in 2015 to recover its cargo. The cost of recovering the cargo of the S.S. Connaught is estimated to be $1,200,000.  The Company needs additional working capital to recover the cargo of the S.S. Connaught ..  There can be no assurances that the Company will be successful in securing additional working capital and therefore cannot represent it will ever be in position to recover the cargo of the S.S. Connaught ..

In November 2013, Endurance LLC entered into a contract with the sovereign government of an island nation in the Indian Ocean. The contract provides us with a three-year period in which to operate within the territorial waters of the nation with full permission to survey for and recover the “Black Marlin” and her silver cargo.  Net proceeds of our recovery efforts, after payment the costs to transport, store and insure any recovered items, will be split between us (75%) and the island government (25%)..  The cost of finding and recovering the cargo of the “Black Marlin” is estimated to be $2,000,000. The Company needs additional working capital to undertake the search for the “Black Marlin” ..  There can be no assurances that the Company will be successful in securing additional working capital and therefore cannot represent it will ever be in position to search for and recover the cargo of the “Black Marlin” ..

Results of Operations

The following information represents the combined results of operations for two formerly separated entities for the three and nine months ended September 30, 2014 and 2013.

Three Months Ended September 30, 2014 and 2013

Revenue

Since our inception on January 19, 2006 to September 30, 2014, we have not generated any revenues.  With the acquisition of Endurance Exploration Group, LLC, we hope to begin generating revenue in 2015 from aquatic research, survey, inspection and recovery projects, as well as maritime contract services and consulting.

Expenses

We incurred operations and research expenses of $108,854 for the three months ended September 30, 2014 as compared to $263,058 for the three months ended September 30, 2013.  These expenses are all related to the operations of Endurance Exploration Group, LLC.

We incurred marketing and promotion expenses of $1,626 for the three months ended September 30, 2014 as compared to $12,522 for the three months ended September 30, 2013.   These expenses are all related to the operations of Endurance Exploration Group, LLC.

We incurred general and administrative expenses of $49,126 for the three months ended September 30, 2014 as compared to $29,361 for the three months ended September 30, 2013.  The general and administrative costs consist primarily of legal and professional fees.

Net Losses

For the three months ended September 30, 2014, we incurred a net loss of $183,693 as compared to $327,534 for the three months ended September 30, 2013.

Nine Months Ended September 30, 2014 and  2013

Revenue

Since our inception on January 19, 2006 to September 30, 2014, we have not generated any revenues.  With the acquisition of Endurance Exploration Group, LLC, we hope to begin generating revenue in 2015 from aquatic research, survey, inspection and recovery projects, as well as maritime contract services and consulting.

Expenses

We incurred operations and research expenses of $217,635 for the nine months ended September 30, 2014 as compared to $564,224 for the nine months ended September 30, 2013.  These expenses are all related to the operations of Endurance Exploration Group, LLC.

We incurred marketing and promotion expenses of $54,337 for the nine months ended September 30, 2014 as compared to $37,558 for the nine months ended September 30, 2013.   These expenses are all related to the operations of Endurance Exploration Group, LLC.

We incurred general and administrative expenses of $159,790 for the nine months ended September 30, 2014 as compared to $103,195 for the nine months ended September 30, 2013.  The general and administrative costs consist primarily of legal and professional fees.

Net Losses

For the nine months ended September 30, 2014, we incurred a net loss of $503,663 as compared to $774,546 for the nine months ended September 30, 2013.

Current Liquidity and Capital Resources

Since Endeavour Cooperative Partners, LLC, acquired control of the Company in January 2013, we have funded our operations primarily through the sale of equity securities in private placements and debt financing.

As of September 30, 2014, we had $18,038 in cash.

Net cash used by operating activities was $294,292 for the nine months ended September 30, 2014.

Net cash used by investing activities was $13,210 for the nine months ended September 30, 2014.

Net cash provided by financing activities was $323,000 for the nine months ended September 30, 2014.

Other Recent Financings

On April 7, 2014, we entered into a Debt Conversion Agreement with Endeavour Cooperative Partners, LLC (“Endeavour”) relating to the conversion of indebtedness to Endeavour in the amount of $35,000. This amount represents the related party debt payable to Endeavour as of that date.  The terms of the agreement allowed for Endeavour to convert this debt into common stock at $0.25 per share.  Endeavour converted all of such debt into shares, as a result of which we issued 140,000 shares to Endeavour.

On April 7, 2014, we entered into a Debt Conversion Agreement with Island Capital Management, LLC (“Island”), a company owned and controlled by Endeavour, relating to the conversion of indebtedness to Island in the amount of $70,000.  This amount represents the related party debt payable to Island as of that date.  The terms of the agreement allowed for Island to convert this debt into common stock at $0.25 per share.  Island converted all of such debt into shares, as a result of which we issued 280,000 shares to Island.

On June 24, 2014, we entered into a contract with Eclipse Group Inc. (“Eclipse”) for Eclipse to provide personnel and services to us in connection with the operation and monitoring of a remotely operated vehicle (“ROV”) in connection with our investigation of a suspected shipwreck located off the coast of New England. Steven Saint Amour, who serves as a member of our Board of Directors, and Joan Saint Amour are the principal shareholders and officers of Eclipse.  The contract provides that Eclipse will provide 2 people, including Mr. Saint Amour, for approximately four 12-hour days to operate and monitor the ROV, which will be provided by us.  We will issue 100,000 shares of common stock to Mr. Saint Amour, with an agreed value of $25,000, under the contract, and reimburse Eclipse in cash for its cost for the second ROV technician. We will also pay Eclipse in cash its cost plus 15% for all third party costs incurred by Eclipse, and provide Mr. Saint Amour and the second technician with food and lodging during the assignment.

During the three and nine months ended September 30, 2014, Micah Eldred, on the one hand, and Carl Dilley and Heather Dilley, on the other, made advances to the Company in the aggregate amounts of $0 and $185,000, respectively, in order to provide the Company with funds to carry on its operations.  These advances do not bear interest, are unsecured and have no specific terms of repayment.  As of September 30, 2014, the aggregate amount of such advances outstanding was $185,000

Future Capital Requirements

Our current available cash and cash equivalents are insufficient to satisfy our liquidity requirements.  Our capital requirements for 2014 will depend on numerous factors, including management’s evaluation of the timing of projects to pursue. Subject to our ability to generate revenues and cash flow from operations and our ability to raise additional capital (including through possible joint ventures and/or partnerships), we expect to incur substantial expenditures to carry out our business plan, as well as costs associated with our capital raising efforts and being a public company.

Our plans to finance our operations include seeking equity and debt financing, alliances or other partnership agreements, or other business transactions, that would generate sufficient resources to ensure continuation of our operations.  We are currently engaged in an offering of up to 15,000,000 shares of common stock at a price of $0.25 per share to accredited investors pursuant to Rule 506(c) under Regulation D and Regulation S.  The offering, date April 28, 2014, expired September 30, 2014 and is being amended to extend the termination date of the offering and to provide for changes in broker/dealer compensation.  However, the offering is being conducted on a best efforts basis, and there can be no assurance that any shares will be sold in the offering.

We will require substantial funds, not only for administration and public company costs, but also to conduct full marine survey and recovery operations.  Our principal shareholder, Micah Eldred has committed to loan to us, or cause companies controlled by him to loan to us, up to $15,000 per month, if necessary, as the amount estimated for those administration and public company costs. We have based our estimates on assumptions that may prove to be wrong.

The sale of additional equity or debt securities may result in additional dilution to our shareholders. If we raise additional funds through the issuance of debt securities or preferred stock, these securities could have rights senior to those of our common stock and could contain covenants that would restrict our operations.  Any such required additional capital may not be available on reasonable terms, if at all. If we were unable to obtain additional financing, we may be required to reduce the scope of, delay or eliminate some or all of our planned activities and limit our operations which could have a material adverse effect on our business, financial condition and results of operations.

Research and Development

For the nine months ended September 30, 2014, we incurred $12,412 in expenses for research consultants and travel.  For the nine months ended September 30, 2013, we incurred $21,780 in expenses for research consultants and travel.

Inflation

The amounts presented in the financial statements do not provide for the effect of inflation on our operations or financial position. The net operating losses shown would be greater than reported if the effects of inflation were reflected either by charging operations with amounts that represent replacement costs or by using other inflation adjustments.

Off-Balance Sheet Arrangements

As of September 30, 2014, we had no off balance sheet transactions that have or are reasonably likely to have a current or future effect on our financial condition, changes in our financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

Fiscal Years 2013 and 2012

The following information represents our results of operations for the years ended December 31, 2013 and 201 2.  The acquisition of the membership interests of Endurance Exploration Group LLC and its wholly owned Panamanian subsidiary formed to hold the registry of a research vessel, occurred as of the close of its business on December 31, 2013.  Since both entities were under common control, the comparative financial statements are presented as if the previously separated entities were combined ..

Revenue

Since our inception on January 19, 2006 to December 31, 2013, we have not generated any revenues.   The Company cannot represent that, in the future, it will ever generate revenue from aquatic research, survey, inspection and recovery projects, as well as maritime contract services and consulting.

Expenses

We incurred $19,925 in stock based compensation for the year ended December 31, 2013 as compared to $0 for the year ended December 31, 201 2 , an increase of $19,925.  The stock based compensation is a result of the options issued at December 31, 2013.

We incurred general and administrative expenses of $ 121,013 for the year ended December 31, 2013 as compared to $ 33,567 for the year ended December 31 , 201 2 , an increase of $ 87,446 ..  The general and administrative costs consist primarily of legal and professional fees.

Net Losses

For the year ended December 31, 2013, we incurred a net loss of $ 885,874 as compared to $ 319,628 for the year ended December 31 , 201 2 ..

Liquidity and Capital Resources

As of December 31, 2013, we had $2,540 in cash.

Net cash used by operating activities was $ 763,924 for the year ended December 31, 2013.

Net cash used by investing activities was $ 59,198 for the year ended December 31, 2013 ..

Net cash provided by financing activities was $ 772,102 for the year ended December 31, 2013.  This amount represents funds advanced from related parties to facilitate operations for the period.

Research and Development

For the years ended December 31, 2013 and  201 2 , we incurred expenses for research consultants and travel of $32,533 and $9,029 respectively ..

Inflation

The amounts presented in our consolidated financial statements do not provide for the effect of inflation on our operations or financial position. The net operating losses shown would be greater than reported if the effects of inflation were reflected either by charging operations with amounts that represent replacement costs or by using other inflation adjustments.

Critical Accounting Estimates – Stock Based Compensation

We apply the provisions of FASB ASC 718, “Compensation – Stock Compensation,” to account for our stock-based compensation.  Stock-based compensation cost is measured at the grant date based on the calculated fair value of the award.  We measure the fair value of each stock option grant at the date of grant using a Black-Scholes option pricing model. The weighted average grant-date fair value of options granted during 2013 was $.003985. We used the following Black-Scholes assumptions in arriving at the fair value of options granted on December 31, 2013:

Expected Life In Years	1.5
Risk-free Interest Rates	..350%
Volatility	145.04%
Dividend Yield	0%

Off-Balance Sheet Arrangements

As of December 31, 2013, we had no off balance sheet transactions.

ITEM 3—PROPERTIES

We currently share, at no charge, leased office space at 15500 Roosevelt Blvd., Suite 301, Clearwater, FL  33760, with Island Capital Management, an affiliate controlled by Micah Eldred.  We believe that such space is sufficient for our needs.

ITEM 4—SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following tables set forth information concerning the beneficial ownership of shares of our common stock with respect to stockholders who were known by us to be beneficial owners of more than 5% of our common stock as of September 26, 2014, and our officers and directors, individually and as a group. Unless otherwise indicated, the beneficial owner has sole voting and investment power with respect to such shares of common stock.

Security Ownership of Certain Beneficial Owners and Management

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership(1)	Percent of Class
Micah Eldred, President, CEO, Director 15500 Roosevelt Blvd, Suite 301 Clearwater, FL 33760	21,192,482 (2)	56.8%
Carl Dilley, Director, Vice President 15500 Roosevelt Blvd, Suite 301 Clearwater, FL 33760	11,384,257 (2)	30.5%
Christine Zitman, Secretary, Treasurer, CFO, Director 15500 Roosevelt Blvd, Suite 301 Clearwater, FL 33760	2,103,092 (2)	5.6%
Guy Zajonc, Director, Vice President 15500 Roosevelt Blvd, Suite 301 Clearwater, FL 33760	1,500,000 (3)	4.1%
Steven Saint Amour, Director 15500 Roosevelt Blvd, Suite 301 Clearwater, FL 33760	450,000 (4)	1.2%
Errol de Montille, Director 15500 Roosevelt Blvd, Suite 301 Clearwater, FL 33760	600,000 (5)	1.6%
All Directors and Officers as a Group (6 persons)	37,229,831	92.4%

(1)  Beneficial ownership is determined in accordance with Commission rules and generally includes voting or investment power with respect to securities. Shares of common stock subject to options, warrants and convertible preferred stock currently exercisable or convertible, or exercisable or convertible within sixty (60) days, would be counted as outstanding for computing the percentage of the person holding such options or warrants but not counted as outstanding for computing the percentage of any other person.

(2)  Includes 1,000,000 stock options exercisable until December 31, 2015 at a price of $0.25 per share, for each of Micah Eldred, Carl Dilley and Christine Zitman.

(3)  Includes 500,000 stock options exercisable until December 31, 2015 at a price of $0.25 per share.

(4)  Includes 250,000 stock options exercisable until December 31, 2015 at a price of $0.25 per share.

(5)  Includes 250,000 stock options exercisable until December 31, 2015 at a price of $0.25 per share.

ITEM 5—DIRECTORS AND EXECUTIVE OFFICERS

Set forth below is the name, age and present principal occupation or employment, and material occupations, positions, offices or employments for the past five years of our current directors and executive officers:

Officers and Directors

Name	Age	Position
Micah Eldred	46	Director, President and Chief Executive Officer
Carl Dilley	59	Director and Vice President
Christine Zitman	45	Director, Chief Financial Officer, Secretary and Treasurer
Guy M. Zajonc	62	Director and Vice President
Steve Saint Amour	50	Director
Errol de Montille	68	Director

Background of Executive Officers and Directors

Micah Eldred was appointed as Director, President, Chief Executive Officer, Secretary, Chief Financial Officer, and Treasurer on February 7, 2011.  Mr. Eldred stepped down as Secretary, Chief Financial Officer and Treasurer in January 2013, when Christine Zitman was appointed to those positions.  Mr. Eldred was appointed as Chairman of the Board in January 2013.  Mr. Eldred has served as Chief Executive Officer (“CEO”) of Endeavour Cooperative Partners, LLC, and its subsidiaries, Spartan Securities Group, Ltd., Island Capital Management, LLC, and Endeavour Insurance Partners, LLC, for over ten years.  Island Stock Transfer, a division of Island Capital Management LLC, is our transfer agent.  Mr. Eldred holds NASD series 24, 66, and 7 securities licenses and performs retail, investment banking and new listing services functions for Spartan. Mr. Eldred was a co-founder of Endurance Exploration Group, LLC.

Carl Dilley has served as a Director since January 2013, and was appointed as Vice President in January 2013.  Mr. Dilley has served as president of Island Stock Transfer, a division of Island Capital Management, LLC, from 2003 to present and acts as senior executive officer responsible for oversight of day to day operations and is actively involved in the sales and marketing process. Island Stock Transfer is our transfer agent.   He is also an employee of Spartan Securities Group and holds NASD series 24, 66, and 7 securities licenses and performs retail, investment banking and new listing services functions for Spartan. He is also president of Vacation Travel Corp, which operates an on-line travel agency and tour operations situated in Costa Rica and Panama.  Mr. Dilley was a co-founder of Endurance Exploration Group, LLC.

Christine Zitman has served as a Director, our Chief Financial Officer and Secretary/Treasurer since January 2013.  Ms. Zitman has served as Chief Financial Officer of Endeavour Cooperative Partners, LLC and its subsidiaries since joining the company in March of 2006.  Ms. Zitman is responsible for oversight of day to day financial operations including but not limited to providing timely, accurate, and compliant financial data.  She is responsible for all financial reporting functions of Endeavour and its subsidiaries. Ms. Zitman received a Bachelor of Science in Accounting from St Francis College in New York City in 1994.

Guy M. Zajonc has served as a Director since January 2014, and was appointed as Vice President of Business Development in September 2014.  He is the former President and CEO of Five by Five Media, Inc. (May 2008 to December 2013).  He served as Senior Manager and General Counsel to Odyssey Marine Exploration, Inc. (2003 to 2006).  At Odyssey, he helped manage marine operations, helped build the research depart, found and hired the researchers that were directly responsible for the location of the Mercedes, HMS Victory and the Gairsoppa.  A graduate of Gonzaga University Law School and a member of the Washington State Bar since 1978, (retired 2010) Mr. Zajonc has participated in a number deep and shallow water projects since 1995, some of which are listed below:

1.

Japanese Submarine I-52.  The I-52 was sunk in the Atlantic Ocean in 1944 with 64,000 troy ounces of gold onboard.  At 17,200 feet, the I-52 is the deepest shipwreck ever discovered and visited by humans.  Mr. Zajonc was project manager and shareholder, and participated in the manned investigation of the wreck site.  The project used the Russian Academy of Science’s deep submersible program to film and photograph the site in 1998 for National Geographic TV and magazine.

2.

Titanic.  Mr. Zajonc dove to the Titanic in September 2000 as part of a mission conducted by Deep Ocean Expedition where he served as General Counsel and Project Manager.

3.

Amelia’s Earhart’s Final Flight.  As a principal in Howland Landing, LLC and co-coordinator of the project, Mr. Zajonc helped organize the first ever deep-water search for the lost airplane of Amelia Earhart off Howland Island in the Central Pacific.  The mission mapped over 600 square miles in water up to 18,000 feet deep.

4.

Battleship Bismarck.  For Deep Ocean Expeditions, Mr. Zajonc helped organize the first manned dives on the Battleship Bismarck in 2001 and was part of the expedition.

5.

The Atlantic Target.  In 2001, Mr. Zajonc was part owner and a team member on the 16,000 foot discovery dive to the unidentified ship known as the Atlantic Target.  Over 1,500 gold and silver coins and 65 artifacts were recovered from the deepest historic shipwreck ever excavated, a small merchant vessel that sank south of Bermuda some two hundred years ago.

6.

SS Republic.  In August 2003 Mr. Zajonc joined Odyssey Marine Exploration, Inc.’s senior management team as General Counsel and was initially responsible for onshore support of Marine Operations.  In November of 2003 gold was discovered on the wreck of the SS Republic in 1,600 feet of water.  Over 51,000 gold and silver coins and 13,000 artifacts have been recovered with an estimated value of $75 million USD.

7.

Washington Coast Dives.  In 2006, Mr. Zajonc undertook manned submersible dives and 3-D filming off the coast of Washington State in partnership with Lightspeed Design Group of Seattle, using Nuytco Research, Ltd. submersibles that resulted in the 3-D, high definition documentary film Dive! Manned Submersibles and the New Explorers.

In addition to his work with technical experts, Mr. Zajonc has also worked with cinematographers from around the world during expeditions, including Emmy Award winner Mark Stouffer with National Geographic and IMAX film director and producer Stephen Low.  He also met and drafted the ship charter agreements for James Cameron on his trips to Titanic for the IMAX movie “Ghosts of the Abyss”, and the Bismarck for the high-definition television production “Jim Cameron’s Expedition Bismarck” for Discovery Channel.

Errol de Montille has served as a Director since January 2014.  Mr. de Montille has been the President and owner of Intaba LLC, since January 2011.  Intaba is an international business consulting firm.  From February 2001 to 2012, he was the President and owner of EBDM & Associates LLC, which was also an international business consulting firm.  He has considerable governmental and international experience, which he acquired during his 25 years with the South African Department of Foreign Affairs.  A graduate of the University of Natal in Durban where he majored in economics and commerce, Mr. de Montille did his professional apprenticeship with a chartered accountancy firm earning an equivalent of a CPA, before joining the South African Department of Foreign Affairs in 1971. He obtained a law degree in 1980.

In his diplomatic career, Mr. de Montille represented South Africa in Malawi, Italy, Japan and the United States.  He also represented South Africa at numerous international governmental organizations of an environmental and conservation nature including successive Antarctic Consultative Party Treaty Meetings. He was also South Africa’s alternate Commissioner to the International Whaling Commission for two successive years.  Returning from Washington DC in 1993 Mr. de Montille was appointed Director: Asia and Australasia where he oversaw the establishment of diplomatic relations with many countries.  In 1995 Mr. de Montille was re-assigned as Acting Chief Director: Americas to oversee South Africa’s relations with the United States and Canada. He accompanied the then South African Deputy President Thabo Mbeki on several official visits to the United States initially to inaugurate the US/SA Binational Commission.  In 1996 Mr. de Montille left the South African Department of Foreign Affairs and joined a leading international business consultancy firm in Washington DC as an international business advisor and consultant. The company specialized in Japan.

In 2001, Mr. de Montille formed his own international business consultancy company. Since then he has managed more than $1 billion in business development and structured over 100 deals for his clients. He has recently been involved in maritime and salvage matters and was the lead negotiator with the Japanese Government to salvage a World War II built submarine which sank off the African coast as well as successfully negotiating an agreement with an island government in the Indian Ocean for salvage rights for a colonial built vessel.

Steve Saint Amour has served as a Director since January 2014.  He has been involved in the subsea industry for over twenty-eight years and is recognized as an authority in the field of aviation and marine casualty investigations. He is an active member of the International Society of Air Safety Investigators (ISASI) and the Society of Naval Architects and Marine Engineers (SNAME) and routinely writes articles and conducts seminars on behalf of these and other professional organizations.

In 2009, Mr. Saint Amour and his wife, Joan Saint Amour co-founded Eclipse Group Inc. (EGI).  EGI is a marine operations service provider based in Annapolis, Maryland and provides turnkey subsea technical solutions to both commercial and government customers worldwide. EGI holds several multi-year contracts and subcontracts with the U.S. Navy, National Oceanographic Atmospheric Agency (NOAA) and several international commercial companies based both in the U.S. and abroad.

In 1999, Mr. Saint Amour accepted the position of Remote Operated Vehicle (ROV) Operations and Sales Manager at Phoenix International, Inc., an underwater services company based in Crystal City, VA.

Mr. Saint Amour was tasked with establishment of Phoenix International’s deep-water ROV division whose accomplishments were instrumental in Phoenix award of the U.S. Navy’s worldwide search and recovery contract in 2001.

While at Phoenix, Mr. Saint Amour initiated, and managed the design, engineering, build and operation of nine ROV systems including Phoenix’s Remora, Medusa and XBot ROV systems. These systems routinely conducted operations worldwide for search and recovery, telecommunications, oil and gas, science and film projects.

These systems were built to operate in 6,000 meters water depth and have attained an impressive track record of high profile operations over the last eleven years, including:

2012 – Search and Recovery of a Turkish AF F-4
2011 – Search and Recovery of Air France AB 330 Flight 447	Depth 3,900 meters
2011 – Inspection of the RMS TITANIC	Depth 3,700 meters
2010 – Search and Inspection of the AHS CENTUAR	Depth 1,200 meters
2010 – Search and Recovery of a USN E2-C Hawkeye	Depth 3,500 meters
2007 – Search and Recovery of Adam Air Flight 547 Boeing 737	Depth 1,400 meters
2009 – Search and Recovery of Yemeni Flight 626 Airbus 310	Depth 1,200 meters
2005 – Search and Recovery of Tuninter Flight 1153 ATR – 72	Depth 1,450 meters
2005 – Artifact Collection, RMS Titanic	Depth 3,700 meters
2004 – Search for JAMSTECH H-2 Rocket engine	Depth 5,900 meters
2003 – Search and Recovery of a USN F-14 Tomcat	Depth 3,200 meters
2003 – Search and Recovery of a USN SH-60 Helicopter	Depth 2,900 meters
2001 – Inspection of the RMS TITANIC	Depth 3,700 meters
2000 - Recovery of the INS/DAKAR forward sail section	Depth 3,000 meters
2000 – Search and Recovery of a Israeli AF F-16	Depth 1,400 meters
2000 – Search and Recovery for JAMS TECH-2 Rocket engine	Depth 3,400 meters
1999 – Discovery of the Israeli Submarine INS DAKAR	Depth 3,000 meters

Mr. Saint Amour’s group at Phoenix was called upon to create innovative ROV systems for unique applications including feature film projects. The Medusa and XBot ROVs have been seen in several IMAX documentaries and TV Specials. Examples include:

“Ghosts of the Abyss” produced by IMAX and directed by James Cameron.

“Last Mysteries of the Titanic” produced by Discovery Channel and directed by James Cameron.

“Search for the USS Indianapolis” produced by Discovery Channel.

“USS Monitor” produced by the History Channel.

Over a 14-year period, Mr. Saint Amour was a voting shareholder and served on the Board of Directors at Phoenix International Inc.  In 2007 Mr. Saint Amour sold his ownership interest to Phoenix International Holdings, Inc. an Employee Stock Ownership Program (ESOP).

Mr. Saint Amour has worked in virtually every aspect of the subsea industry as a commercial diver, ROV technician, pilot and project manager for various major diving and ROV service providers including Taylor Diving, Subsea, Inc. Sonsub, Inc. Eastport International, Inc. and Oceaneering Technologies, a division of Oceaneering International, Inc.

Term of Office

Our directors are appointed for one year terms to hold office until the next annual meeting of our shareholders or until removed from office in accordance with our bylaws. Our executive officers are appointed by our Board of Directors and hold office pursuant to employment agreements or until removed by the board.

Family Relationships

There are no family relationships between or among the directors or executive officers.

Involvement in Certain Legal Proceedings

During the past ten years there are no events that occurred related to an involvement in legal proceedings that are material to an evaluation of the ability or integrity of any of our directors, persons nominated to become directors or executive officers.

ITEM 6—EXECUTIVE COMPENSATION

The following table sets forth information concerning the annual and long-term compensation of our President and Chief Executive Officer, and the two most highly compensated executive officers who served at the end of the fiscal years December 31, 2013, 2012 and 2011.  The listed individuals shall be hereinafter referred to as the “Named Executive Officers.”

Summary Compensation

Name and principal position	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)[1]	Non-Equity Incentive Plan Compensation ($)	Non-Qualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
Micah Eldred President	2013	-0-	-0-	-0-	3,985	-0-	-0-	-0-	3,985
	2012	-0-	-0-	-0-	-0-	-0-	-0-	-0-	-0-
	2011	-0-	-0-	-0-	-0-	-0-	-0-	-0-	-0-
Carl Dilley Vice President	2013	-0-	-0-	-0-	3,985	-0-	-0-	-0-	3,985
	2012	-0-	-0-	-0-	-0-	-0-	-0-	-0-	-0-
	2011	-0-	-0-	-0-	-0-	-0-	-0-	-0-	-0-

Christine Zitman Secretary and Treasurer	2013	-0-	-0-	-0-	3,985	-0-	-0-	-0-	3,985
	2012	-0-	-0-	-0-	-0-	-0-	-0-	-0-	-0-
	2011	-0-	-0-	-0-	-0-	-0-	-0-	-0-	-0-

[1] This column represents the aggregate grant date fair value of stock options granted on December 31, 2013, in accordance with SEC rules. These amounts reflect our accounting expense and do not correspond to the actual value that will be realized by the recipients.  Assumptions used in determining the fair value of these stock options is discussed under “Item 2 – FINANCIAL INFORMATION - Management’s Discussion and Analysis of Financial Condition and Results of Operations - Critical Accounting Estimates - Stock Based Compensation.”  Stock option awards to Messrs. Eldred and Dilley and Ms. Zitman consist of immediately exercisable options to purchase 1,000,000 shares of common stock each at an exercise price of $0.25.  The options expire December 31, 2015.

Outstanding Equity Awards at Fiscal Year-End

The following table provides information about equity awards held by the named executive officers and outstanding at December 31, 2013.  All of the options listed were granted on December 31, 2013, and were exercisable in full as of the date of grant.

	Option Awards					Stock Awards
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock that Have Not Vested (#)	Market Value Of Shares Of Units Of Stock That Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights that Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
Micah Eldred	1,000,000	-0-	-0-	$0.25	12/31/15	-0-	-0-	-0-	-0-
Carl Dilley	1,000,000	-0-	-0-	$0.25	12/31/15	-0-	-0-	-0-	-0-
Christine Zitman	1,000,000	-0-	-0-	$0.25	12/31/15	-0-	-0-	-0-	-0-

Compensation of Directors

During 2013, our Directors, who also served as our officers, were not separately compensated for their service as Directors.  Their compensation is reflected in the Summary Compensation Table above.  Our directors currently serve without compensation.  All travel and lodging expenses associated with corporate matters are reimbursed by us, if and when incurred.  Cash or equity compensation for our directors may be authorized in the future.

Compensation Paid to Messrs. Zajonc, Saint Amour and de Montille in 2013

On December 31, 2013, an option to acquire 500,000 shares of our common stock at $0.25 per share was issued to Guy M. Zajonc.  The option was issued to Mr. Zajonc in consideration of services including research and corporate advice, and as an inducement to join our Board of Directors, which Mr. Zajonc did in January 2014.

On December 31, 2013, an option to acquire 250,000 shares of our common stock at $0.25 per share was issued to Steven Saint Amour.  The option was issued to Mr. Saint Amour in consideration of his general advice regarding undersea operations, equipment and personnel selections, and as an inducement to join our Board of Directors, which Mr. Saint Amour did in January 2014.

On December 31, 2013, an option to acquire 250,000 shares of our common stock at $0.25 per share was issued to Errol de Montille.  The option was issued to Mr. de Montille in consideration for his services to us relating to our introduction to the sovereign government of an island nation in the Indian Ocean and assisting us with negotiating our salvage permit with the government, and to partially reimburse Mr. de Montille for his travel expenses to such island nation, and as an inducement for him to join our Board of Directors, which Mr. de Montille did in January 2014.

Employment Agreements

As of December 31, 2013, we had no employment agreements with any of our Directors or Officers.  Mr. Zajonc has acted as a consultant to Endurance since its original incorporation in January of 2006 until January 1, 2014 without compensation.  On December 31, 2013, Mr. Zajonc was granted an option to purchase 500,000 shares of our common stock prior to December 15, 2015, at an exercise price of $.25 each.  Commencing January 2014, we agreed to pay Mr. Zajonc a monthly consulting fee of $5,000 per month.  In connection with his appointment as Vice President of Business Development in September 2014, it was agreed that Mr. Zajonc would serve in such capacity for no additional compensation.

Pension, Retirement or Similar Benefit Plans

There are no arrangements or plans under which we provide pension, retirement or similar benefits for directors or executive officers.

Compensation Committee

We currently do not have a compensation committee of the Board of Directors. The Board of Directors as a whole determines executive compensation.

ITEM 7—CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

During 2012 and 2013, Endeavour Cooperative Partners LLC, a company controlled by Micah Eldred and Carl Dilley, and Endeavour’s subsidiaries, Island Capital Management LLC and Proxy & Printing, LLC, made numerous advances to us in order to provide us with funds to carry on our operations.  None of such companies charged us interest on such advances.  In addition, during fiscal 2012 and 2013, Endeavour Cooperative Partners acquired the right to payment under certain accounts and promissory notes from a number of our creditors.  The aggregate amount due to Endeavour and its subsidiaries for these advances to us and under the accounts and notes purchased by Endeavour from our creditors was $166,650 at January 31, 2013.

On May 6, 2013, we entered into a Debt Conversion Agreement with Endeavour Cooperative Partners, which also was our largest shareholder at the time, relating to the conversion of our indebtedness to Endeavour, then in the amount of $272,356.  The terms of the agreement allowed for Endeavour to convert this debt into shares of our preferred stock at $.000172 per share (pre-reverse split), which value was determined by the Board of Directors to be fair and reasonable at the time.  We did not have sufficient common shares available for issuance in exchange for the debt on these terms, so it was agreed that we would issue shares of preferred stock, and such preferred shares would be exchanged on a one-for-one basis in the future for shares of common stock.  Although the market price of the common stock was hovering around $0.0002 per share at the time, the Board determined that the market price was not reflective of the true value of the stock.  Indications of this included the following facts:

•

there was very minimal trading activity in our stock,

•

as of April 30, 2013, we had no assets and negative shareholders’ equity of $352,786, and

•

between December 15, 2012 and May 3, 2013, Endeavour Cooperative Partners had purchased approximately 29,900,000 shares of our common stock from other shareholders at a price of $0.0001 per share.

On May 8, 2013, Endeavour filed a notice of conversion for $3,400 of its debt, in exchange for 19,736,560 of pre-reverse split preferred shares.  These shares converted to 493,414 shares of preferred stock after the reverse split, and were converted into shares of common stock on a one-for-one basis on December 31, 2013.

On December 31, 2013, we entered into an Addendum to the Debt Conversion Agreement, dated May 6, 2013, with Endeavour relating to the conversion of our indebtedness to Endeavour, then in the amount of $289,390.  The terms of the agreement allowed for Endeavour to convert this debt into common stock at $0.022727 per share, which the Board believed to be based on the value of the stock prior to the closing of the acquisition of Endurance Exploration Group, LLC later that day, based on recent trading activity.  Endeavour converted all of such debt into shares on such date, as a result of which we issued 12,733,499 shares of common stock to Endeavour.

On December 31, 2013, we completed the purchase of 100% of the membership interests of Endurance Exploration Group, LLC (“Endurance LLC”), from its members, Micah Eldred and Carl Dilley, in exchange for 20,550,539 shares of our common stock, valued at $0.0186 per share, based upon the net book value of the assets of Endurance LLC, $381,173 as of December 31, 2013.

On December 31, 2013, as a consequence of acquiring the membership interests of Endurance LLC, we assumed a liability of Endurance LLC to Micah Eldred under a demand promissory note, dated June 19, 2012, in the original principal amount of $60,000, bearing interest at 5%.  The note has no stipulated maturity date, and the balance due under the note at January 31, 2013 and December 31, 2013, including accrued interest, was $61,875 and $64,625, respectively.

We have entered into a contract with Island Capital Management LLC, which is owned and controlled by Micah Eldred and Carl Dilley, to serve as our transfer agent.  It did not charge us for its services during 2012 or 2013.

We have entered into a contract with Proxy & Printing LLC, which is owned and controlled by Micah Eldred and Carl Dilley, to provide us with printing and other services relating to our filings with the SEC.  It did not charge us for its services during 2012 or 2013.

On June 23, 2014, we entered into a contract with Eclipse Group Inc. (“Eclipse”) for Eclipse to provide personnel and services to us in connection with the operation and monitoring of a remotely operated vehicle (“ROV”) in connection with our investigation of a suspected shipwreck located off the coast of New England. Steven Saint Amour, who serves as a member of our Board, and his wife, Joan Saint Amour are the principal shareholders and officers of Eclipse.  The contract provides that Eclipse will provide 2 people, including Mr. Saint Amour, for approximately four 12-hour days to operate and monitor the ROV, which will be provided by us. We will issue 100,000 shares of common stock to Mr. Saint Amour, with an agreed value of $25,000, under the contract, and reimburse Eclipse in cash for its cost for the second ROV technician. We will also pay Eclipse in cash its cost plus 15% for all third party costs incurred by Eclipse, and provide Mr. Saint Amour and the second technician with food and lodging during the assignment.

On September 3, 2014, we entered into a contract with Overseas Marine Vessel Corp, LLC (“OMVC”) pursuant to which it will provide the Marine Vessel Manisee in support of an estimated 10-day mission to investigate, identify and recovery artifacts from one or more shipwrecks located in our search area off the coast of New England.  We will reimburse OMVC in cash for all its out-of-pocket expenses only, including but not limited to, mooring, food, fuel, lube, satellite communications and crew costs.  Toni Eldred, the spouse of Micah Eldred, is a fifty percent owner of OMVC, and Micah Eldred is the sole manager of OMVC.

Other than as described above, we have not entered into any transactions with our officers, Directors, persons nominated for these positions, beneficial owners of 5% or more of our common stock, or family members of these persons since January 1, 2012, wherein the amount involved in the transaction or a series of similar transactions exceeded the lesser of $120,000 or 1% of the average of our total assets for the last two fiscal years.  It is anticipated that we will continue to borrow from Endeavour Cooperative Partners and its subsidiaries in 2014 and 2015 to meet our cash needs.  It is anticipated that the terms of such borrowings will be more favorable than we could obtain from independent third parties, and that we may enter into additional agreements with Endeavour to allow us to repay such indebtedness in shares of common stock.

Review and Approval of Related Person Transactions

In order to ensure that material transactions and relationships involving a potential conflict of interest for any of our executive officers or directors are in our best interests, all such conflicts of interest are required to be reported to the Board of Directors, and the approval of the Board of Directors must be obtained in advance for us to enter into any such transaction or relationship.

Any member of the Board who has a conflict of interest with respect to a transaction under review may not participate in the deliberations or vote respecting approval of the transaction, provided, however, that such director may be counted in determining the presence of a quorum.

Director Independence

The Board has no independent Directors.

ITEM 8—LEGAL PROCEEDINGS

As of December 31, 2013, there are no material, pending legal proceedings (other than ordinary routine litigation incidental to our business, if any) to which we are a party or of which any of our properties is the subject. Also, our management is not aware of any legal proceedings contemplated by any governmental authority against us.

ITEM 9—MARKET PRICE OF AND DIVIDENDS ON REGISTRANT’S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

Our common stock has been quoted on the OTCQB electronic quotation system under the symbol “TTNC”. As a result of changing our company name to Endurance Exploration Group, Inc., our common stock is now quoted on the OTCQB electronic quotation system under the symbol “EXPL”. These prices reflect inter-dealer prices without retail mark-up, mark-down, or commission, and may not necessarily reflect actual transactions. The following table sets forth the high and low bid prices for the common stock as reported for each quarterly period from the last two years.  The prices have been adjusted for the 1 for 40 reverse stock split on May 31, 2013.

High and Low Bid Prices on Our Common Stock

Year	Quarter Ended	High	Low
2014	June 30	$1.10	$0.40
2014	March 31	$1.10	$0.11
2013	December 31	$0.495	$0.022
2013	September 30	$0.5799	$0.10
2013	June 30	$0.64	$0.075
2013	March 31	$1.24	$0.008
2012	December 31	$0.008	$0.008
2012	September 30	$0.02	$0.008
2012	June 30	$0.04	$0.02
2012	March 31	$0.08	$0.008

Prior to the effectiveness of this registration statement, we have been a voluntary filer under the Securities Exchange Act of 1934.  As such, we have made available our annual reports which includes audited financial statements, and our quarterly reports which include unaudited financial statements.

As of September 26, 2014, we had approximately 370 shareholders of record.  The Board of Directors believes that the number of beneficial owners is greater than the number of record holders because a portion of our outstanding common stock is held in broker “street names” for the benefit of individual investors.

Dividends

We have not declared any cash dividends since inception and do not anticipate paying any dividends in the near future. The payment of dividends is within the discretion of the Board of Directors and will depend on our earnings, capital requirements, financial condition, and other relevant factors. There are no restrictions that currently limit our ability to pay dividends on its common stock other than those generally imposed by applicable state law.

Warrants and Options

As of September 26, 2014, we had issued non-qualified options to purchase 5,000,000 shares of our common stock at any time prior to December 15, 2015, with an exercise price of $0.25 per share.

Equity Compensation Plan Information

The following table summarizes the equity compensation plans under which our equity securities could be issued as of December 31, 2013:

	(a)	(b)	(c)
	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights	Weighted Average Exercise Price of Outstanding Options, Warrants and Rights	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a))
Equity compensation plans approved by shareholders
Equity compensation plans not approved by shareholders(1)	5,000,000	$ 0.25	2,000,000
Totals

(1)	Includes shares of our common stock authorized for awards under the 2014 Non-qualified Stock Option Plan.

Our Board of Directors adopted the 2014 Non-qualified Stock Option Plan on December 31, 2013.  The Plan will terminate on December 31, 2018, unless earlier terminated by the Board.  Under the Plan, 7 million shares of common stock are reserved for issuance to non-employee directors, officers, employees, consultants and advisors.  The terms of each option award will be determined by the Board, or a duly appointed board committee, provided that no employee may receive options to purchase more than 5 million shares under the Plan, the exercise price must be at least equal to the fair market value of a share of common stock (as defined in the Plan) on the date of grant, and no option may be exercisable more than 10 years after the date of grant.  Shares awarded under the Plan may be from authorized and unissued shares or treasury shares.

ITEM 10—RECENT SALES OF UNREGISTERED SECURITIES

On May 6, 2013, we entered into a Debt Conversion Agreement with Endeavour Cooperative Partners LLC, a company controlled by Micah Eldred and Carl Dilley which was our largest shareholder at the time, relating to the conversion of indebtedness to Endeavour in the amount of $272,356. This amount represents the debt payable to Endeavour as of that date.  The terms of the agreement allowed for Endeavour to convert this debt into preferred stock at $.000172 per share (pre-reverse split), which value was determined by the Board of Directors to be fair and reasonable at the time.  We did not have sufficient common shares available for issuance in exchange for the debt on these terms, so it was agreed that we would issue shares of preferred stock, and such preferred shares would be exchanged on a one-for-one basis in the future for shares of common stock.  Although the market price of the common stock was hovering around $0.0002 per share at the time, the Board determined that the market price was not reflective of the true value of the stock.  Indications of this included the following facts:

•

there was very minimal trading activity our stock,

•

as of April 30, 2013, we had no assets and negative shareholders’ equity of $352,786, and

•

between December 15, 2012 and May 3, 2013, Endeavour Cooperative Partners LLC had purchased approximately 29,900,000 shares of our stock from other shareholders at a price of $0.0001 per share.

On May 8, 2013, Endeavour filed a notice of conversion for $3,400 of its debt, in exchange for 19,736,560 of pre-reverse split preferred shares.  These shares converted to 493,414 shares of preferred stock after the reverse split, and were converted into shares of common stock on a one-for-one basis on December 31, 2013.

On December 31, 2013, we entered into an Addendum to the Debt Conversion Agreement, dated May 6, 2013, with Endeavour Cooperative Partners LLC, relating to the conversion of indebtedness to Endeavour in the amount of $289,390.  This amount represents the related party debt payable to Endeavour as of that date.  The terms of the agreement allowed for Endeavour to convert this debt into common stock at $0.022727 per share, which the Board believed to be based on the value of the stock prior to the closing of the acquisition of Endurance Exploration Group, LLC later that day, based on recent trading activity.  Endeavour converted all of such debt into shares on such date, as a result of which we issued 12,733,499 shares to Endeavour.

On December 31, 2013, our Board of Directors authorized the issuance of, and we issued, 3,450,000 shares of common stock, valued at $0.0229 per share, as compensation to certain employees and consultants for services rendered.

On December 31, 2013, we completed the purchase of 100% of the membership interests of Endurance Exploration Group, LLC (“Endurance LLC”), from its members in exchange for 20,550,539 shares of our common stock, valued at $0.0186 per share, based upon the net book value of the assets of Endurance LLC of $381,173 as of December 31, 2013.

On December 31, 2013, our Board of Directors authorized the issuance of, and we issued, options to purchase an aggregate of 5,000,000 shares of our common stock at $0.25 per share any time prior to December 15, 2015.  Options were issued to our directors (Micah Eldred, Carl Dilley and Christine Zitman), our employees and certain consultants and service providers as compensation for services rendered and as an inducement for the consultants (Guy Zajonc, Steven Saint Amour and Errol de Montille) to join our Board of Directors.

On April 7, 2014, we entered into a Debt Conversion Agreement with Endeavour Cooperative Partners LLC relating to the conversion of indebtedness to Endeavour in the amount of $35,000. This amount represents the related party debt payable to Endeavour as of that date. The terms of the agreement allowed for Endeavour to convert this debt into common stock at $0.25 per share. Endeavour converted all of such debt into shares, as a result of which we issued 140,000 shares to Endeavour.

On April 7, 2014, we entered into a Debt Conversion Agreement with Island Capital Management, LLC, a company owned and controlled by Endeavour Cooperative Partners LLC, relating to the conversion of indebtedness to Island in the amount of $70,000. This amount represents the related party debt payable to Island as of that date. The terms of the agreement allowed for Island to convert this debt into common stock at $0.25 per share. Island converted all of such debt into shares, as a result of which we issued 280,000 shares to Island.

On June 24, 2014, we entered into a contract with Eclipse Group Inc. (“Eclipse”) for Eclipse to provide personnel and services to us in connection with the operation and monitoring of a remotely operated vehicle (“ROV”) in connection with our investigation of a suspected shipwreck located off the coast of New England. Steven Saint Amour, who serves as a member of our Board of Directors, and Joan Saint Amour are the principal shareholders and officers of Eclipse. The contract provides that Eclipse will provide 2 people, including Mr. Saint Amour, for approximately four 12-hour days to operate and monitor the ROV, which will be provided by us. We will issue 100,000 shares of common stock to Mr. Saint Amour, with an agreed value of $25,000, under the contract, and reimburse Eclipse in cash for its cost for the second ROV technician. We will also pay Eclipse in cash its cost plus 15% for all third party costs incurred by Eclipse, and provide Mr. Saint Amour and the second technician with food and lodging during the assignment.

In September 2014, we sold 132,000 shares of common stock in a private placement for $0.25 per share.

All of the foregoing shares were issued in transactions exempt from registration under Section 4(a)(2) of the Securities Act of 1933. Also, in April 2014, we issued 13,333 shares in satisfaction of those shares that have been issuable since 2008 as explained in Note G of the Consolidated Financial Statements included herein. Such shares were exempt from registration under Regulation S as they were sold to an investor outside of the United States.

All of the foregoing shares were issued to (i) officers or directors of the Company, (ii) entities controlled by officers or directors of the Company, (iii) accredited investors, and (iv) one employee of the Company.  In each case the shares were issued in transactions exempt from registration under Section 4(a)(2) of the Securities Act of 1933.Also, in April 2014, we issued 13,333 shares in satisfaction of those shares that have been issuable since 2008 as explained in Note G of the Consolidated Financial Statements included herein. Such shares were exempt from registration under Regulation S as they were sold to an investor outside of the United States.

ITEM 11 – DESCRIPTION OF REGISTRANT’S SECURITIES TO BE REGISTERED

The following description summarizes certain important terms of our capital stock. Because this description is only a summary, it does not contain all the information that may be important to you. For a complete description of the matters set forth in this section, you should refer to our Amended and Restated Articles of Incorporation and our Bylaws, forms of which are included as exhibits to this Registration Statement, and to the applicable provisions of Nevada law, the state in which we are incorporated.

General

Our authorized capital stock consists of:

•	100,000,000 shares of common stock, par value $0.01 per share; and

•	10,000,000 shares of preferred stock, par value $0.001 par value per share.

As of September 26, 2014, there were zero shares of preferred stock and 36,436,260 shares of common stock outstanding.  Our Board of Directors is authorized to issue additional shares of our capital stock without shareholder approval.

Dividends

Subject to preferences that may be applicable to any outstanding shares of our preferred stock, holders of shares of our common stock are entitled to receive ratably such dividends, if any, as our Board of Directors may declare on the common stock out of funds legally available for that purpose.

Voting Rights

Holders of shares of our common stock are entitled to one vote for each share held of record on all matters submitted to a vote of shareholders. A majority of the votes cast at a meeting of the shareholders at which a quorum is present is required for any action by the shareholders, including the election of directors, except as may otherwise be required by law. Holders of shares of our common stock do not have cumulative voting rights in the election of directors.

Liquidation

Upon our liquidation, dissolution or winding up, holders of shares of our common stock would be entitled to share ratably in all assets remaining after the payment of all debts and other liabilities and the liquidation preferences of any outstanding shares of our preferred stock.

Future Issuance of Stock

Preferred Stock

There are no shares of preferred stock issued or outstanding. Our Board of Directors may, without further action by our shareholders, from time to time, direct the issuance of shares of preferred stock in one or more series and may, at the time of issuance, determine the rights, preferences and limitations of each series.  Satisfaction of any dividend preferences of outstanding shares of preferred stock would reduce the amount of funds available for the payment of dividends on shares of our common stock. Holders of shares of preferred stock may be entitled to receive a preference payment in the event of our liquidation, dissolution or winding up before any payment is made to the holders of shares of our common stock. Under certain circumstances, the issuance of shares of preferred stock may render more difficult or tend to discourage a merger, tender offer or proxy contest, the assumption of control by a holder of a large block of our securities or the removal of incumbent management. Our Board of Directors may, without shareholder approval, issue shares of preferred stock with voting and conversion rights that could adversely affect the holders of shares of our common stock.

Common Stock

The authorized but unissued shares of our common stock are available for future issuance without shareholder approval. We may use these additional shares for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and as incentive compensation. The existence of authorized but unissued shares of our common stock could render more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise.

Transfer Agent

Our transfer agent is Island Capital Management, LLC, doing business as Island Stock Transfer, and can be reached at the following address:

Island Stock Transfer

15500 Roosevelt Blvd., Suite 301

Clearwater, FL  33760

Tel: (727) 289-0010

Our transfer agent is controlled by Micah Eldred, our Chairman, Chief Executive Officer and President.

ITEM 12 – INDEMNIFICATION OF DIRECTORS AND OFFICERS

Section 78.138 of the Nevada Revised Statutes(“NRS”), provides that a director or officer will not be individually liable to the corporation or its stockholders or creditors for any damages as a result of any act or failure to act in his or her capacity as a director or officer unless it is proven that (i) the director’s or officer’s acts or omissions constituted a breach of his or her fiduciary duties, and (ii) such breach involved intentional misconduct, fraud or a knowing violation of the law.

Section 78.7502 of NRS permits a company to indemnify its directors and officers against expenses, judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with a threatened, pending or completed action, suit or proceeding if the officer or director (i) is not liable pursuant to NRS 78.138 or (ii) acted in good faith and in a manner the officer or director reasonably believed to be in or not opposed to the best interests of the corporation and, if a criminal action or proceeding, had no reasonable cause to believe the conduct of the officer or director was unlawful.

Section 78.751 of NRS permits a Nevada company to indemnify its officers and directors against expenses incurred by them in defending a civil or criminal action, suit or proceeding as they are incurred and in advance of final disposition thereof, upon receipt of an undertaking by or on behalf of the officer or director to repay the amount if it is ultimately determined by a court of competent jurisdiction that such officer or director is not entitled to be indemnified by the company. Section 78.751 of NRS further permits the company to grant its directors and officers additional rights of indemnification under its articles of incorporation or bylaws or otherwise.

Section 78.752 of NRS provides that a Nevada company may purchase and maintain insurance or make other financial arrangements on behalf of any person who is or was a director, officer, employee or agent of the company, or is or was serving at the request of the company as a director, officer, employee or agent of another company, partnership, joint venture, trust or other enterprise, for any liability asserted against him and liability and expenses incurred by him in his capacity as a director, officer, employee or agent, or arising out of his status as such, whether or not the company has the authority to indemnify him against such liability and expenses.

Our Bylaws provide that our officers and directors shall be indemnified by us to the fullest extent legally permissible under Nevada law.  Our Bylaws also require that the expenses of an officer or director incurred in defending a civil or criminal action, suit or proceeding must be paid by us as they are incurred and in advance of the final disposition of the action, suit proceeding, upon receipt of an undertaking by or on behalf of the officer or director to repay the amount if it is ultimately determined by a court of competent jurisdiction that such officer or director is not entitled to be indemnified by the company.

Disclosure of Commission Position on Indemnification for Securities Act Liabilities

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to our directors, officers and persons controlling us, we have been advised that it is the Securities and Exchange Commission’s opinion that such indemnification is against public policy as expressed in the Securities Act of 1933, as amended, and is, therefore, unenforceable.

ITEM 13 – FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

INDEX TO CONSOLIDATED UNAUDITED FINANCIAL STATEMENTS

Consolidated Balance Sheets at September 30, 2014 and December 31, 2013	3

Consolidated Statements of Operations for the three and nine months ended September 30, 2014 and the three and nine months ended September 30, 2013	4

Consolidated Statements of Cash Flows for the nine months ended September 30 30, 2014 and the nine months ended September 30, 2013	5

Notes to the Consolidated Financial Statements	6

ENDURANCE EXPLORATION GROUP, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	September 30,	December 31,
	2014	2013
	(Unaudited)	(Audited)
ASSETS
Current Assets
Cash and cash equivalents	$18,038	$2,540
Prepaid expenses	-	-
Total Current Assets	18,038	2,540

Fixed Assets
Equipment, furniture and fixtures	624,471	611,261
Accumulated depreciation	(233,057)	(162,281)
Total Fixed Assets – net	391,414	448,980

Other assets	1,100	1,100

TOTAL ASSETS	$410,552	$452,620

LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities
Accounts payable and accrued expenses	$133,756	$20,162
Liabilities from discontinued operations	60,644	60,644
Advances from related parties	247,500	62,500
Total Current Liabilities	441,900	143,306

TOTAL LIABILITIES	441,900	143,306

Stockholders' Equity
Preferred stock, 10,000,000 authorized, $0.001 par value, 0 and 0 issued and outstanding	-	-
Common stock: 100,000,000 authorized; $0.01 par value 36,436,280 and 35,770,947 shares issued and outstanding respectively	364,363	357,709
Common stock issuable; 0 and 13,333 shares respectively	-	133
Additional paid in capital	5,048,166	4,891,686
Accumulated deficit	(5,443,877)	(4,940,214)
Total Stockholders' Equity	(31,348)	309,314
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$410,552	$452,620

The accompanying notes are an integral part of these financial statements

ENDURANCE EXPLORATION GROUP, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

	For the Three Months Ended September 30, 2014 (unaudited)	For the Three Months Ended September30, 2013 (unaudited)	For the Nine Months Ended September 30, 2014 (unaudited)	For the Nine Months Ended September 30, 2013 (unaudited)

Revenues	$ -	$ -	$ -	$ -

Operating Expenses
Operations and research	108,854	263,058	217,635	564,224
Marketing and promotion	1,626	12,522	54,337	37,558
General administration	49,126	29,361	159,790	103,195
Depreciation	23,712	21,468	70,776	63,624
Total operating expenses	183,318	326,409	502,538	768,601

Net loss from operations	(183,318)	(326,409)	(502,538)	(768,601)
Non-operating activity
Interest expense	(375)	(1,125)	(1,125)	(5,955)
Net loss	$ (183,693)	$ (327,534)	$ (503,663)	$ 774,556)

Basic and diluted loss per share	$ (.005)	$ (.015)	$ (.014)	$ (.034)
Weighted average number of
shares outstanding	36,358,976	22,544,034	36,086,571	22,544,034

The accompanying notes are an integral part of these financial statements

ENDURANCE EXPLORATION GROUP, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Nine Months Ended September 30, 2014 (unaudited)	For the Nine Months Ended September 30, 2013 (unaudited)

CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(503,663)	$(774,556)

Adjustments to reconcile net loss to net cash used by operating activities
Depreciation expense	70,776	63,624
Stock based compensation	25,000
Changes in operating assets and liabilities:
Prepaid expenses and other assets	-	(2,705)
Accounts payable and accrued expenses	113,595	19,256
Net Cash Used by Operating Activities	(294,292)	(694,381)

CASH FLOWS FROM INVESTING ACTIVITIES:
Acquisition of equipment	(13,210)	(31,488)
Net Cash Used by Investing Activities	(13,210)	(31,488)

CASH FLOWS FROM FINANCING ACTIVITIES:
Sale of Stock	33,000	-
Advances from related parties	290,000	693,289
Net Cash Provided by Financing Activates	323,000	693,289

Net increase (decrease) in cash and cash equivalents	15,498	(32,580)
Cash and cash equivalents, beginning of period	2,540	53,360
Cash and cash equivalents, end of period	$18,038	$20,980

Cash paid for Interest	$-	$-
Cash paid for taxes	$-	$-

Supplemental schedule of non-cash financing and investing activities:

April 2014 – issued 420,000 common shares as satisfaction of $105,000 of related party debt.
July 2014 – issued 100,000 common shares for services

The accompanying notes are an integral part of these financial statements

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the significant accounting policies applied in the preparation of the accompanying consolidated financial statements follows.

Description of Business

Endurance Exploration Group, Inc. (formerly Tecton Corporation) (the “Company”) was incorporated under the laws of the State of Nevada on January 19, 2006, as a wholly-owned subsidiary of Hemis Corporation.  On December 1, 2006 Hemis declared a dividend of Tecton shares to all shareholders as of that date and concurrently cancelled its share ownership in the Company.  The effect of this dividend declaration and share cancellation was that Tecton was spun off as an independent company.

On November 8, 2013, the Board of Directors approved a change of the Company’s fiscal year from January 31, to December 31.  This Form 10Q for the three and nine months ended September 30, 2014 represents the third quarterly filing for the new fiscal year.  The comparative data presented in the consolidated statements of operations and cash flows are for the two and eight months ended September 30, 2013 and are consistent with the prior year’s filings prior to the transition to the calendar year.  A restatement of the prior year amounts to reflect the transition to calendar quarters has been deemed by management to be immaterial and cost prohibitive, and thus has not been done.

On December 31, 2013, the Company acquired 100% of the membership interests of Endurance Exploration Group, LLC (“Endurance LLC”), a Florida limited liability company, in exchange for 20,550,539 shares of the Company’s Common Stock being issued to the former members.  Endurance LLC is now a wholly owned subsidiary with its operations being the Company’s primary focus.

Endurance LLC is engaged in the archaeologically sensitive exploration and recovery of deep-ocean shipwrecks throughout the world.  The Company intends to recover bullion, precious metals, numismatic-grade coinage, high-value non-ferrous metals and other valuable cargos from both historic and modern shipwrecks.

On January 2, 2014, the Company changed its name to Endurance Exploration Group, Inc.

Our corporate headquarters are located in Clearwater, Florida.

Principles of consolidation and basis of presentation

These consolidated financial statements include the assets and liabilities of the Company and its subsidiaries as of September 30, 2014.  The acquisition of the membership interests of Endurance LLC and its wholly owned Panamanian subsidiary formed to hold the registry of a research vessel, occurred as of the close of its business on December 31, 2013.  Since both entities were under common control, the comparative financial statements are presented as if the previously separated entities were combined.

The unaudited interim consolidated financial statements have been prepared pursuant to the rules and regulations of the U.S. Securities and Exchange Commission (the “SEC”).  Certain information and footnote disclosures normally included in annual financial statements prepared in accordance with accounting principles generally accepted in the United States have been condensed or omitted pursuant to such SEC rules and regulations, although the Company believes that the disclosures made are adequate to make the information not misleading. It is suggested that these consolidated financial statements be read in conjunction with the consolidated financial statements and the notes thereto, included in the Company’s latest Annual Report on Form 10-K.

In the opinion of management, all adjustments consisting of normal recurring adjustments necessary for a fair statement of the financial position at September 30, 2014 and the results of operations and cash flows for the three and nine months ended September 30, 2014 and the two and eight months ended September 30, 2013 have been made.  All material intercompany transactions have been eliminated.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Subsequent Events

The Company has evaluated subsequent events through October 31, 2014, to assess the need for potential recognition or disclosure in this report. Based upon this evaluation, management determined that all subsequent events that require recognition in the financial statements have been included.

Cash and Cash Equivalents

For purposes of the Statements of Cash Flows, the Company considers all highly liquid debt instruments purchased with a maturity date of three months or less to be cash equivalents.

Fixed Assets

Fixed assets are stated at historical cost. Depreciation is provided using the straight-line method at rates based on the assets’ estimated useful lives which are normally between three and ten years.  When retired or otherwise disposed, the related carrying value and accumulated depreciation are removed from the respective accounts and the net difference less any amount realized from disposition, is reflected in earnings. Leasehold improvements are amortized over their estimated useful lives or lease term, if shorter. Equipment and major overhaul items (such as engines or generators) that enhance or extend the useful life of vessel related assets qualify to be capitalized and depreciated over the useful life or remaining life of that asset, whichever is shorter. Certain major repair items required by industry standards to ensure a vessel’s seaworthiness also qualify to be capitalized and depreciated over the period of time until the next scheduled planned major maintenance for that item. All other repairs and maintenance are accounted for under the direct-expensing method and are expensed when incurred.

Income Taxes

The Company uses the liability method to record income tax activity. Deferred taxes are determined based upon the estimated future tax effects of differences between the financial reporting and tax reporting bases of assets and liabilities given the provisions of currently enacted tax laws.

The accounting for uncertainty in income taxes recognized in an enterprise’s financial statements uses the threshold of more-likely-than-not to be sustained upon examination for inclusion or exclusion. Measurement of the tax uncertainty occurs if the recognition threshold has been met.

Net Earnings (Losses) Per Common Share

The Company computes earnings (loss) per share by dividing net earnings (loss) by the weighted average number of shares of common stock and dilutive common stock equivalents outstanding during the year. Dilutive common stock equivalents may consist of shares issuable upon conversion of convertible preferred shares and the exercise of the Company's stock options (calculated using the treasury stock method).  As of September 30, 2014, there were 5,000,000 common stock equivalents that were anti-dilutive and were not included in the calculation. Common stock issuable is considered outstanding as of the original approval date for purposes of earnings per share computations.

Fair Value of Financial Instruments

The fair value of financial instruments, which include cash, loans receivable, accounts payable and accrued expenses and advances from related parties were estimated to approximate their carrying values due to the immediate or short-term maturity of these financial instruments. Management is of the opinion that the Company is not exposed to significant interest, currency or credit risks arising from financial instruments.

Comprehensive Income

The Company records comprehensive income as the change in equity of a business during a period from transactions and other events and circumstances from non-owner sources. It includes all changes in equity during a period except those resulting from investments by owners and distributions to owners. Other comprehensive income (loss) includes foreign currency translation adjustments and unrealized gains and losses on available-for-sale securities. As of September 30, 2014 the Company had no items that represent comprehensive loss and, therefore, has not included a schedule of comprehensive loss in the financial statements.

Stock Based Compensation

Stock based compensation costs are measured at fair value on date of grant and recognition of compensation over the service period for awards expected to vest. The Company determines the fair value of awards using the Black-Scholes valuation model.

New Accounting Pronouncements

The Company reviews new accounting standards as issued. No new standards had any material effect on these financial statements. The accounting pronouncements issued subsequent to the date of these financial statements that were considered significant by management were evaluated for the potential effect on these consolidated financial statements. Management does not believe any of the subsequent pronouncements will have a material effect on these consolidated financial statements as presented and does not anticipate the need for any future restatement of these consolidated financial statements because of the retro-active application of any accounting pronouncements issued subsequent to September 30, 2014 through the date these financial statements were issued.

NOTE B – GOING CONCERN MATTERS

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. As shown in the accompanying financial statements for the period January 19, 2006 (date of inception) to September 30, 2014, the Company incurred losses of $5,443,877. The Company has minimal liquid assets. These factors, among others, indicate that the Company will be unable to continue as a going concern for a reasonable period of time.

The Company's existence is dependent upon management's ability to develop profitable operations and resolve its liquidity problems. The accompanying financial statements do not include any adjustments that might result should the Company be unable to continue as a going concern.

NOTE C – ACQUISITION OF ENDURANCE EXPLORATION GROUP LLC MEMBERSHIP INTERESTS

On December 31, 2013, the Company acquired 100% of the membership interests of Endurance Exploration Group, LLC, a Florida limited liability company (“Endurance LLC”) by issuing 20,550,539 shares of its common stock.

The majority shareholders of the Company also held a majority interest in Endurance LLC, and maintained controlling interests in both entities both before and after the transaction.  Accordingly, the acquisition has been accounted for as a corporate reorganization because of the common control.  The book value of Endurance LLC at the time of the acquisition was as follows:

Cash	$ 1,940
Fixed assets - net	448,980
Other assets	3,805
Total assets	$ 454,725
Accounts payable assumed	$ 8,927
Accrued expenses assumed	4,625
Shareholder loans assumed	60,000
Equity acquired	381,173
Total liabilities and equity	$ 454,725

NOTE D – FIXED ASSETS

Fixed assets consist of the following at September 30, 2014 and December 31, 2013:

	September 30, 2014	December 31, 2013

Vessels and equipment	$ 610,379	$ 599,545
Computers and peripherals	14,092	11,716
	624,471	611,261
Less: Accumulated depreciation	(233,057)	(162,281)
Fixed Assets - net	$ 391,414	$ 448,980

Depreciation expense for the three and nine months ended September 30, 2014 was $23,713 and $70,776 respectively.  All fixed assets were acquired at December 31, 2013, therefore, there is no depreciation recorded for 2013.

NOTE E – ADVANCES FROM RELATED PARTIES AND RELATED PARTY TRANSACTIONS

During 2012 and 2013, Endeavour Cooperative Partners, LLC (“Endeavour”), a company controlled by Micah Eldred and Carl Dilley, and Endeavour’s subsidiaries, Island Capital Management, LLC (“Island”) and Proxy & Printing, LLC, made numerous advances to the Company in order to provide the Company with funds to carry on its operations.  None of such companies charged the Company interest on such advances.  In addition, during fiscal 2012 and 2013, Endeavour Cooperative Partners acquired the right to payment under certain accounts and promissory notes from a number of the Company’s creditors.  The aggregate amount due to Endeavour and its subsidiaries for these advances to the Company and under the accounts and notes purchased by Endeavour from the Company’s creditors was $166,650 at January 31, 2013.

On May 6, 2013, the Company entered into a Debt Conversion Agreement with Endeavour Cooperative Partners, which also was its largest shareholder at the time, relating to the conversion of its indebtedness to Endeavour, then in the amount of $272,356.  The terms of the agreement allowed for Endeavour to convert this debt into shares of the Company’s preferred stock at $.000172 per share (pre-reverse split), which value was determined by the Board of Directors to be fair and reasonable at the time.  The Company did not have sufficient common shares available for issuance in exchange for the debt on these terms, so it was agreed that the Company would issue shares of preferred stock, and such preferred shares would be exchanged on a one-for-one basis in the future for shares of common stock.  Although the market price of the common stock was hovering around $0.0002 per share at the time, the Board determined that the market price was not reflective of the true value of the stock.  Indications of this included the following facts:

•

there was very minimal trading activity in the Company’s stock,

•

as of April 30, 2013, the Company had no assets and negative shareholders’ equity of $352,786, and

•

between December 15, 2012 and May 3, 2013, Endeavour Cooperative Partners had purchased approximately 29,900,000 shares of the Company’s common stock from other shareholders at a price of $0.0001 per share.

On May 8, 2013, Endeavour filed a notice of conversion for $3,400 of its debt, in exchange for 19,736,560 of pre-reverse split preferred shares.  These shares converted to 493,414 shares of preferred stock after the reverse split, and were converted into shares of common stock on a one-for-one basis on December 31, 2013.

On December 31, 2013, the Company entered into an Addendum to the May 6, 2013, Debt Conversion Agreement with Endeavour relating to the conversion of the Company’s indebtedness to Endeavour, then in the amount of $289,390.  The terms of the agreement allowed for Endeavour to convert this debt into common stock at $0.022727 per share, which the Board believed to be based on the value of the stock prior to the closing of the acquisition of Endurance Exploration Group, LLC later that day, based on recent trading activity.  Endeavour converted all of such debt into shares on such date, as a result of which the Company issued 12,733,499 shares of common stock to Endeavour.

On December 31, 2013, the Company completed the purchase of 100% of the membership interests of Endurance Exploration Group, LLC (“Endurance LLC”), from its members, Micah Eldred and Carl Dilley, in exchange for 20,550,539 shares of the Company’s common stock, valued at $0.0186 per share, based upon the net book value of the assets of Endurance LLC, $381,173 as of December 31, 2013.

On December 31, 2013, as a consequence of acquiring the membership interests of Endurance LLC, the Company assumed a liability of Endurance LLC to Micah Eldred under a demand promissory note, dated June 19, 2012, in the original principal amount of $60,000, bearing interest at 5%.  The note has no stipulated maturity date, and the balance due under the note at September 30, 2014, including accrued interest, was $65,750.

The Company has entered into a contract with Island, which is owned and controlled by Endeavour, to serve as its transfer agent.  It did not charge the Company for its services during the three or nine months ended September 30, 2014 or the two or eight months ended September 30, 2013.

The Company has entered into a contract with Proxy & Printing, LLC, which is owned and controlled by, to provide the Company with printing and other services relating to its filings with the SEC.  It did not charge the Company for its services during the three or nine months ended September 30, 2014 or the two or eight months ended September 30, 2013.

On April 7, 2014, the Company entered into a Debt Conversion Agreement with Endeavour relating to the conversion of indebtedness to Endeavour in the amount of $35,000.  This amount represents advances received from Endeavour during 2014 and constitutes the balance of the related party debt payable to Endeavour as of that date.  The terms of the agreement allowed for Endeavour to convert this debt into common stock at $0.25 per share.  Endeavour converted all of such debt into shares, as a result of which the Company issued 140,000 shares to Endeavour.

On April 7, 2014, the Company entered into a Debt Conversion Agreement with Island, a company owned and controlled by Endeavour, relating to the conversion of indebtedness to Island in the amount of $70,000.  This amount represents advances received from Island during 2014 and constitutes the balance of the related party debt payable to Island as of that date.  The terms of the agreement allowed for Island to convert this debt into common stock at $0.25 per share.  Island converted all of such debt into shares, as a result of which the Company issued 280,000 shares to Island.

On June 24, 2014, the Company entered into a contract with Eclipse Group Inc. (“Eclipse”) for Eclipse to provide personnel and services to the Company in connection with the operation and monitoring of a remotely operated vehicle (“ROV”) in connection with our investigation of a suspected shipwreck located off the coast of New England. Steven Saint Amour, who serves as a member of the Company’s Board of Directors, and Joan Saint Amour are the principal shareholders and officers of Eclipse.  The contract provides that Eclipse will provide 2 people, including Mr. Saint Amour, for approximately four 12-hour days to operate and monitor the ROV, which will be provided by the Company.  The Company will issue 100,000 shares of common stock to Mr. Saint Amour, with an agreed value of $25,000, under the contract, and reimburse Eclipse in cash for its cost for the second ROV technician.  The Company will also pay Eclipse in cash its cost plus 15% for all third party costs incurred by Eclipse, and provide Mr. Saint Amour and the second technician with food and lodging during the assignment.

During the three and nine months ended September 30, 2014, Micah Eldred on the one hand and Carl Dilley and Heather Dilley on the other, made advances to the Company in the aggregate amounts of $0 and $185,000, respectively, in order to provide the Company with funds to carry on its operations.  These advances do not bear interest, are unsecured and have no specific terms of repayment.  As of September 30, 2014, the aggregate amount of such advances outstanding was $185,000.

Other non-interesting bearing advances due to related parties was $2,500 at September 30, 2014 and 2013.

NOTE F – PREFERRED AND COMMON STOCK TRANSACTIONS AND REVERSE SPLIT

On May 6, 2013, the Company entered into a Debt Conversion Agreement with Endeavour Cooperative Partners, LLC (“Endeavour”), in the amount of $272,356 as described under Note E above.  On May 8, 2013, Endeavour filed a notice of conversion for $3,400 of its debt, in exchange for 19,736,560 of pre-reverse split preferred shares.  These shares converted to 493,414 shares of preferred stock after the reverse split described below.

On May 31, 2013 , the Company affected a 1 share for 40 shares reverse split of its common and preferred stock.  As a result, the issued and outstanding shares at that date were decreased from 79,736,560 to 1,993,495.  The authorized shares at that date were then decreased from 100,000,000 to 2,500,000; 2,000,000 shares of common stock and 500,000 preferred shares.

On July 22, 2013, the Company amended and restated its Articles of Incorporation to increase the total authorized capital stock of the corporation to 110,000,000 shares, being comprised of 100,000,000 shares of common stock with a par value of $.01 per share, and 10,000,000 shares of preferred stock with a par value of $.001.

On December 31, 2013, the Company entered into an Addendum to the Debt Conversion Agreement, dated May 6, 2013, with Endeavour relating to the conversion of the Company’s indebtedness to Endeavour, then in the amount of $289,390.  The terms of the agreement allowed for Endeavour to convert this debt into common stock at $0.022727 per share, which the Board believed to be based on the value of the stock prior to the closing of the acquisition of Endurance Exploration Group, LLC later that day, based on recent trading activity.  Endeavour converted all of such debt into shares on such date, as a result of which the Company issued 12,733,499 shares of common stock to Endeavour.

On December 31, 2013, the Company issued 493,414 common shares as a conversion of the previously issued 493,414 preferred shares on a 1 for 1 basis.

On December 31, 2013, the Company issued 20,550,539 common shares, valued at $381,173, in conjunction with the acquisition of 100% of the membership interests of Endurance Explorations Group LLC.

On April 7, 2014, the Company entered into a Debt Conversion Agreement with Endeavour relating to the conversion of indebtedness to Endeavour in the amount of $35,000.  This amount represents the related party debt payable to Endeavour as of that date.  The terms of the agreement allowed for Endeavour to convert this debt into common stock at $0.25 per share.  Endeavour converted all of such debt into shares, as a result of which the Company issued 140,000 shares to Endeavour.

On April 7, 2014, the Company entered into a Debt Conversion Agreement with Island Capital Management, LLC, a company owned and controlled by Endeavour, relating to the conversion of indebtedness to Island in the amount of $70,000.  This amount represents the related party debt payable to Island as of that date.  The terms of the agreement allowed for Island to convert this debt into common stock at $0.25 per share.  Island converted all of such debt into shares, as a result of which the Company issued 280,000 shares to Island.

On April 18, 2014, the Company issued 13,333 shares in satisfaction of those shares that have been issuable since 2008 as explained in Note G.

On June 24, 2014, the Company entered into a contract with Eclipse Group Inc. (“Eclipse”) for Eclipse to provide personnel and services to the Company in connection with the operation and monitoring of a remotely operated vehicle (“ROV”) in connection with our investigation of a suspected shipwreck located off the coast of New England. Steven Saint Amour, who serves as a member of the Company’s Board of Directors, and Joan Saint Amour are the principal shareholders and officers of Eclipse.  The contract provides that Eclipse will provide 2 people, including Mr. Saint Amour, for approximately four 12-hour days to operate and monitor the ROV, which will be provided by the Company.  The Company will issue 100,000 shares of common stock to Mr. Saint Amour, with an agreed value of $25,000, under the contract, and reimburse Eclipse in cash for its cost for the second ROV technician.  The Company will also pay Eclipse in cash its cost plus 15% for all third party costs incurred by Eclipse, and provide Mr. Saint Amour and the second technician with food and lodging during the assignment.  These shares were issued in July 2014.

On August 20, 2014, the Company sold 100,000 shares of common stock in a private placement for $.25 per share.

On September 5, 2014, the Company sold 32,000 shares of common stock in a private placement for $.25 per share.

NOTE G – COMMON STOCK ISSUABLE

In April 2008, the Company entered into a subscription agreement with a non-U.S. investor for the purchase of 533,333 shares of the Company’s common stock at a price of $0.42 per share, resulting in cash proceeds of $224,000. This issuance was exempt from registration pursuant to Regulation S of the Securities Act.  The Company was unable to issue these shares and at December 31, 2013 considered this common stock issuable and had recorded it in the equity section.  As a result of the 1 for 40 reverse split, the number of shares issuable decreased from 533,333 to 13,333 at March 31, 2014 and December 31, 2013.   These shares were issued in April 2014.

NOTE H – WARRANTS AND OPTIONS

As of September 30, 2014, we had outstanding non-qualified options to purchase 5,000,000 shares of our common stock at any time prior to December 15, 2015, with an exercise price of $0.25 per share.

NOTE I – SUBSEQUENT EVENTS

None

ENDURANCE EXPLORATION GROUP, INC.

CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2013

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

DKM

CERTIFIED PUBLIC ACCOUNTANTS

Accounting • Auditing • Assurance

2451 N. McMullen Booth Road Suite.308 Clearwater, FL 33759 855.334.0934 Toll free

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders

Endurance Exploration Group, Inc. (formerly Tecton Corporation)

We have audited the accompanying consolidated balance sheets of Endurance Exploration Group, Inc. as of December 31, 2013 and 2012, and the related consolidated statements of operations, stockholders’ equity, and cash flows for the years ended December 31, 2013 and 2012. These consolidated financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Endurance Exploration Group, Inc. as of December 31, 2013 and 2012, and the results of its operations and its cash flows for the years ended December 31, 2013 and 2012 in conformity with accounting principles generally accepted in the United States of America.

These financial statements have been restated to include the combined operations of entities under common control for each period presented.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern.  As shown in the accompanying consolidated financial statements, the Company has significant net losses and cash flow deficiencies.  Those conditions raise substantial doubt about the Company’s ability to continue as a going concern.  Management’s plans regarding those matters are described in Note B.  The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ DKM Certified Public Accountants

DKM Certified Public Accountants

Clearwater, Florida

February 25, 2014 and December 1, 2014 as to the restatement

ENDURANCE EXPLORATION GROUP, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	December 31,	December 31,
	2013	201 2
ASSETS
Current Assets
Cash and cash equivalents	$ 2,540	$ 53,560
Other current assets	-	-
Total Current Assets	2,540	53,560

Fixed Assets
Equipment, furniture and fixtures	611,261	552,063
Accumulated depreciation	(162,281)	(73,032)
Total Fixed Assets - net	448,980	479,031
Other assets	1,100	1,100

TOTAL ASSETS	$ 452,620	$ 533,691

LIABILITIES AND STOCKHOLDERS’ DEFICIT
Current Liabilities
Accounts payable and accrued expenses	$ 20,162	$ 42,387
Liabilities from discontinued operations	60,644	124,576
Loans and notes payable to related parties	62,500	220,650
Total Current Liabilities	143,306	387,613

TOTAL LIABILITIES	143,306	387,613

Stockholders’ Equity
Preferred stock: 10,000,000 authorized, $.001par value, 0 and 0 issued and outstanding	-	-
Common stock: 100,000,000 authorized; $0.01 par value 35,770,947 and 1,993,495 shares issued and outstanding	357,709	19,935
Common stock issuable; 13,333 shares	133	133
Additional paid in capital	4,891,686	4,535,572
Members equity	-	471,540
Accumulated deficit	(4,940,214)	(4,881,101)
TOTAL STOCKHOLDERS EQUITY	309,314	146,079
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$ 452,620	$ 533,691

The accompanying notes are an integral part of these financial statements

ENDURANCE EXPLORATION GROUP, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

	For the Year Ended	For the Year Ended
	December 31, 2013	December 31, 201 2

Revenues	$ -	$ -

Operating Expenses
Operations and research	622,305	217,908
Marketing and promotion	46,227	16,905
General and administrative	121,013	33,567
Depreciation	89,249	49,623
Total operating expenses	878,794	318,003

Net loss from operations	(878,794)	(318,003)

Non-operating activity
Interest expense	(7,080)	(1,625)
Net loss	(885,874)	($319,628)
Basic and diluted loss per share	$ ($0.034)	$ (0.01)
Weighted average number of shares outstanding	22,645,164	22,544,034

The accompanying notes are an integral part of these financial statements

ENDURANCE EXPLORATION GROUP, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

	Preferred Stock		Common Stock		Common Stock Issuable
	Shares	Amount	Shares	Amount	Shares	Amount	Additional Paid in Capital	Members Equity	Accumulated (Deficit)	Total
Balances, December 31, 2011 - as previously stated	-	$ -	79,736,560	$ 7,974	533,333	$ 53	$ 4,547,613	$ 107,387	$ (4,871,733)	$ 208,706

Adjustment to reflect reverse split of 1 for 40			(77,743,065)	(7,775)	(520,000)	(52)	7,827			-

Adjustment to reflect change in par value from $.0001 to $.01				19,736		132	(19,868)			-

Balances, December 31, 2011 - as restated	-	$ -	1,993,495	$ 19,935	13,333	$ 133	$ 4,535,572	$ 107,387	$ (4,871,733)	$ 107,387

Member contributions to Members Equity								674,413		674,413

Net loss for the year ended December 31, 2012								(310,260)	(9,368)	(319,628)

Balances, December 31, 2012	-	$ -	1,993,495	$ 19,935	13,333	$ 133	$ 4,535,572	$ 471,540	$ (4,881,101)	$ 146,079

Issuance of preferred shares for debt	493,414	493					2,907			3,400

Conversion of preferred shares to common 1 for 1	(493,414)	(493)	493,414	4,934			(4,441)			-

Issuance of common shares for debt			12,733,499	127,335			162,055			89289,390

Member contributions to Members Equity								736,394		736,394

Member Equity converted to Shareholder Equity								(381,173)		(381,173)

Issuance of common shares for acquisition of Endurance Explorations LLC			20,550,539	205,505			175,668			381,173

Issuance of options for services							19,925			19,925
Net loss for the year ended December 31, 2013								(826,761)	(59,113)	(885,874)
Balances, December 31, 2013	-	$ -	35,770,947	$ 357,709	13,333	$ 133	$ 4,891,686	$ -	$ (4,940,214)	$ 309,314

The accompanying notes are an integral part of these financial statements

ENDURANCE EXPLORATION GROUP, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Year Ended December 31, 2013	For the Year Ended December 31, 201 2
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$ (885,874)	$ (319,628)

Adjustments to reconcile net loss to net cash provided by operating activities
Depreciation expense	89,249	49,623
Stock based compensation	19,925	-
Changes in operating assets and liabilities:
Prepaid expenses	-	-
Other assets	-	(1,100)
Accounts payable and accrued expenses	12,776	(22,752)
Net Cash Used by Operating Activities	(763,924)	(293,857)

CASH FLOWS FROM INVESTING ACTIVITIES:
Acquisitions of equipment	(59,198)	(438,613)

Net Cash Used by Investing Activities	(59,198)	(438,613)

CASH FLOWS FROM FINANCING ACTIVITIES:
Advances from related parties	772,102	768,684
Net Cash Provided by Financing Activates	772,102	768,684

Net increase (decrease) in cash and cash equivalents	(51,020)	36,214
Cash and cash equivalents, beginning of period	53,560	17,346
Cash and cash equivalents, end of period	$ 2,540	$ 53,560

Cash paid for Interest	$ -	$ -
Cash paid for taxes	$ -	$ -

Supplemental schedule of non-cash financing and investing activities:
• May 8, 2013, the Company issued 493,414 preferred shares as conversion of debt
• December 31, 2013, the Company issued 12,733,499 common shares for a reduction of debt in the amount of $289,390
• December 31, 2013, the Company issued 493,414 common shares as a conversion of the previously issued 493,414 preferred shares on a 1 for 1 basis
• December 31, 2013, the Company issued options to acquire 5,000,000 common shares for services
• December 31, 2013, the Company issued 20,550,539 common shares in conjunction with the acquisition of 100% of the member interests of Endurance Explorations LLC as follows:

Cash	$1,940
Fixed assets – net	448,980
Other current assets	3,805
Accounts payable	(8,927)
Accrued expenses	(4,625)
Shareholder loans payable	(60,000)
Value of common stock issued	$381,173

ENDURANCE EXPLORATION GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2013

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the significant accounting policies applied in the preparation of the accompanying consolidated financial statements follows.

Description of Business

Endurance Exploration Group, Inc. (formerly Tecton Corporation) (the “Company”) was incorporated under the laws of the State of Nevada on January 19, 2006, as a wholly-owned subsidiary of Hemis Corporation.  On December 1, 2006 Hemis declared a dividend of Tecton shares to all shareholders as of that date and concurrently cancelled its share ownership in the Company.  The effect of this dividend declaration and share cancellation was that Tecton was spun off as an independent company.

On November 8, 2013, the Board of Directors approved a change of the Company’s fiscal year from January 31, to December 31.   Thus, our next full fiscal year will begin on January 1, 2014. These financial statements are being filed as part of a transition report on Form 10-K covering the transition period that began February 1, 2013 and ended December 31, 2013.    Since both entities were under common control, the comparative financial statements are presented as if the previously separated entities were combined.

On December 31, 2013 the Company acquired 100% of the membership interests of Endurance Exploration Group LLC, a Florida Limited Liability Company, in exchange for 20,550,539 shares of the Company’s Common Stock being issued to the former members.  Endurance Exploration Group LLC is now a wholly owned subsidiary with its operations being the Company’s primary focus.

Endurance Exploration Group LLC – is engaged in the archaeologically sensitive exploration and recovery of deep-ocean shipwrecks throughout the world.  We intend to recover bullion precious metals, numismatic-grade coinage, high-value non-ferrous metals and other valuable cargos from both historic and modern shipwrecks.

On January 2, 2014 the Company changed its name to Endurance Exploration Group, Inc.

Our corporate headquarters are located in Clearwater, Florida.

The company discontinued operations on or about June 1, 2008 and has incurred losses of $4,940,214 since inception through December 31, 2013.  The company was formerly an exploration stage company but is no longer reporting as such.

Principles of consolidation and basis of presentation

These consolidated financial statements include the assets and liabilities of Endurance Exploration Group, Inc. (formerly Tecton Corporation) and its subsidiaries as of December 31, 2013.   The acquisition of the membership interests of Endurance Exploration Group LLC and its wholly owned Panamanian subsidiary formed to hold the registry of a research vessel occurred as of the close of its business on December 31, 2013 ..  Since both entities were under common control, the comparative financial statements are presented as if the previously separated entities were combined.

All material intercompany transactions have been eliminated.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Subsequent Events

The Company has evaluated subsequent events through February 20, 2014 to assess the need for potential recognition or disclosure in this report. Based upon this evaluation, management determined that all subsequent events that require recognition in the financial statements have been included.

Cash and Cash Equivalents

For purposes of the Statements of Cash Flows, the Company considers all highly liquid debt instruments purchased with a maturity date of three months or less to be cash equivalents.

Fixed Assets

Fixed assets are stated at historical cost. Depreciation is provided using the straight-line method at rates based on the assets’ estimated useful lives which are normally between three and ten years. When retired or otherwise disposed, the related carrying value and accumulated depreciation are removed from the respective accounts and the net difference less any amount realized from disposition, is reflected in earnings. Leasehold improvements are amortized over their estimated useful lives or lease term, if shorter. Equipment and Major overhaul items (such as engines or generators) that enhance or extend the useful life of vessel related assets qualify to be capitalized and depreciated over the useful life or remaining life of that asset, whichever is shorter. Certain major repair items required by industry standards to ensure a vessel’s seaworthiness also qualify to be capitalized and depreciated over the period of time until the next scheduled planned major maintenance for that item. All other repairs and maintenance are accounted for under the direct-expensing method and are expensed when incurred.

Income Taxes

The Company uses the liability method to record income tax activity. Deferred taxes are determined based upon the estimated future tax effects of differences between the financial reporting and tax reporting bases of assets and liabilities given the provisions of currently enacted tax laws.

The accounting for uncertainty in income taxes recognized in an enterprise’s financial statements uses the threshold of more-likely-than-not to be sustained upon examination for inclusion or exclusion. Measurement of the tax uncertainty occurs if the recognition threshold has been met.

Net Earnings (Losses) Per Common Share

The Company computes earnings (loss) per share by dividing net earnings (loss) by the weighted average number of shares of common stock and dilutive common stock equivalents outstanding during the year. Dilutive common stock equivalents may consist of shares issuable upon conversion of convertible preferred shares and the exercise of the Company’s stock options and warrants (calculated using the treasury stock method). As of December 31, 2013, there were 5,000,000 common stock equivalents that were anti-dilutive and were not included in the calculation. Common stock issuable is considered outstanding as of the original approval date for purposes of earnings per share computations.

Fair Value of Financial Instruments

The fair value of financial instruments, which include cash, loans receivable, accounts payable and accrued expenses and advances from related parties were estimated to approximate their carrying values due to the immediate or short-term maturity of these financial instruments. Management is of the opinion that the Company is not exposed to significant interest, currency or credit risks arising from financial instruments.

Comprehensive Income

The Company records comprehensive income as the change in equity of a business during a period from transactions and other events and circumstances from non-owner sources. It includes all changes in equity during a period except those resulting from investments by owners and distributions to owners. Other comprehensive income (loss) includes foreign currency translation adjustments and unrealized gains and losses on available-for-sale securities. As of December 31, 2013 the Company had no items that represent comprehensive loss and, therefore, has not included a schedule of comprehensive loss in the financial statements.

Stock Based Compensation

Stock based compensation costs are measured at fair value on date of grant and recognition of compensation over the service period for awards expected to vest. The Company determines the fair value of awards using the Black - Scholes valuation model.

New Accounting Pronouncements

The Company reviews new accounting standards as issued. No new standards had any material effect on these financial statements. The accounting pronouncements issued subsequent to the date of these financial statements that were considered significant by management were evaluated for the potential effect on these consolidated financial statements. Management does not believe any of the subsequent pronouncements will have a material effect on these consolidated financial statements as presented and does not anticipate the need for any future restatement of these consolidated financial statements because of the retro-active application of any accounting pronouncements issued subsequent to December 31, 2013 through the date these financial statements were issued.

NOTE B – GOING CONCERN MATTERS

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. As shown in the accompanying financial statements for the period January 19, 2006 (date of inception) to December 31, 2013, the Company incurred losses of $4,940,214. The Company has minimal liquid assets. These factors, among others, indicate that the Company will be unable to continue as a going concern for a reasonable period of time.

The Company’s existence is dependent upon management’s ability to develop profitable operations and resolve its liquidity problems. The accompanying financial statements do not include any adjustments that might result should the Company be unable to continue as a going concern.

NOTE C – ACQUISITION OF ENDURANCE EXPLORATION GROUP LLC MEMBERSHIP INTERESTS

On December 31, 2013 the Company acquired 100% of the membership interests of Endurance Exploration Group LLC, a Florida Limited Liability Company by issuing 20,550,539 shares of its common stock.

The majority shareholders of Endurance Exploration Group, Inc. (formerly Tecton Corporation) also held a majority interest in Endurance Exploration Group LLC, and maintained controlling interests in both entities both before and after the transaction.  Accordingly, the acquisition has been accounted for as a corporate re-organization because of the common control.  The book value of Endurance Exploration Group LLC at the time of the acquisition was as follows:

Cash	$ 1,940
Fixed assets - net	448,980
Other assets	3,805
Total assets	$ 454,725
Accounts payable assumed	$ 8,927
Accrued expenses assumed	4,625
Shareholder loans assumed	60,000
Equity acquired	381,173
Total liabilities and equity	$ 454,725

NOTE D – FIXED ASSETS

Fixed assets consist of the following at December 31, 2013 and 201 2 :

	December 31,	December 31,
	2013	201 2

Vessels and equipment	$ 599,545	$ 540,347
Computers and peripherals	11,716	11,716
	611,261	552,063
Less: Accumulated depreciation	(162,281)	(73,032)
Fixed Assets - net	$ 448,980	$ 479,031

Depreciation expense was $89,249 and $49,623 for the years ended December 31, 2013 and 2012 respectively

NOTE E – ADVANCES FROM RELATED PARTIES AND RELATED PARTY TRANSACTIONS

On April 27, 2011, the Company borrowed $25,000 from Island Capital Management, LLC, under a promissory note bearing interest at 6%.   Island Capital Management, LLC is related through common shareholders.  The original maturity of the note was April 27, 2012.  This note was paid through the issuance of common shares on December 31, 2013.

On December 31, 2013, the Company issued 12,733,499 common shares in satisfaction of $289,390 of related party debt, which included the $25,000 owed to Island Capital Management, LLC under the promissory note dated April 27, 2011.

On December 31, 2013, as a consequence of acquiring the membership interests of Endurance Exploration Group LLC, the Company assumed certain liabilities to related parties in the amount of $62,500.  This amount is comprised an advance from a related party in the amount of $2,500 and a demand promissory note in the amount of $60,000 with no stipulated maturity date, payable to Micah Eldred, dated June 19, 2012, bearing interest at 5%.

Total amounts remaining due to related parties through advances and the promissory note were $62,500 and $169,150 as of December 31, 2013 and January 31, 2013 respectively.  Except for the terms stipulated in the promissory note, all other amounts advanced are unsecured, non-interest bearing and have no specific terms of repayment.

NOTE F – PREFERRED AND COMMON STOCK TRANSACTIONS AND REVERSE SPLIT

On May 6, 2013, the Company entered into a Debt Conversion Agreement with Endeavour Cooperative Partners LLC in the amount of $272,356.  This amount represents the related party debt payable to Endeavour as of that date.  The terms of the agreement allow for Endeavour to convert this debt into preferred stock at $.000172 per share.  On May 8, 2013 Endeavour filed a notice of conversion for $3,400 of its debt, in exchange for 19,736,560 of pre-reverse split preferred shares.  These shares converted to 493,414 shares of preferred stock after the reverse split.

On May 31, 2013, the Company affected a 1 share for 40 shares reverse split of its common and preferred stock.  As a result, the issued and outstanding shares at that date were decreased from 79,736,560 to 1,993,495.  The authorized shares at that date were then decreased from 100,000,000 to 2,500,000; 2,000,000 shares of common stock and 500,000 preferred shares.

On July 22, 2013, the Company amended and restated its Articles of Incorporation to increase the total authorized capital stock of the corporation to 110,000,000 shares, being comprised of 100,000,000 shares of common stock with a par value of $.01 per share, and 10,000,000 shares of preferred stock with a par value of $.001.

On December 31, 2013, the Company issued 12,733,499 common shares in satisfaction of $289,390 of related party debt.

On December 31, 2013, the Company issued 493,414 common shares as a conversion of the previously issued 493,414 preferred shares on a 1 for 1 basis.

On December 31, 2013, the Company issued 20,550,539 common shares, valued at $381,173, in conjunction with the acquisition of 100% of the membership interests of Endurance Explorations Group LLC.

NOTE G – COMMON STOCK ISSUABLE

In April 2008, the Company entered into a subscription agreement with a non-U.S. investor for the purchase of 533,333 at a price of $0.42 per share, resulting in cash proceeds of $224,000. This issuance was exempt from registration pursuant to Regulation S of the Securities Act.  The Company was unable to issue these shares and at December 31, 2013 considers this common stock issuable and has recorded it in the equity section.  As a result of the 1 for 40 reverse split, the number of shares issuable has been decreased from 533,333 to 13,333 at December 31, 2013 and January 31, 2013.

NOTE H – INCOME TAXES

Potential benefits of income tax losses are not recognized in the accounts until realization is more likely than not. The Company has net operating losses of $4,940,214 since inception on January 19, 2006. The Company computes tax asset benefits for net operating losses carried forward. Potential benefit of net operating losses have not been recognized in these financial statements because the Company cannot be assured it is more likely than not it will utilize the net operating losses carried forward in future years. The net operating loss will start to expire in the year ended January 31, 2026.  Due to discontinuing operation in June 2008 and the change in ownership, restrictions may apply.

The components of the net deferred tax asset at December 31, 2013 and 201 2 and the statutory tax rate, the effective tax rate and the elected amount of the valuation allowance are indicated below:

	December 31,	December 31 ,
	2013	201 2

Net Operating Losses	$ 4,940,214	$ 4,881,101
Statutory Tax Rate	35%	35%
Effective Tax Rate	-	-
Deferred Tax Asset	1,729,075	1,708,385
Valuation Allowance	(1,729,075)	(1,708,385)
Net Deferred Tax Asset	$ -	$ -

The tax years ended December 31, 2011, 2012 and 2013 are open for audit by both federal and state taxing authorities.

NOTE I – SUBSEQUENT EVENTS

None

ITEM 14 — CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

There have been no disagreements on accounting and financial disclosures from the inception of our company through the date of this Report.  Our audited consolidated financial statements have been included in this annual report in reliance upon DKM Certified Public Accountants, Independent Registered Public Accounting Firm, as an expert in accounting and auditing.

ITEM 15 — FINANCIAL STATEMENTS AND EXHIBITS

(a) (1) Financial Statements

See the Indices to Consolidated Financial Statements set forth on pages 37 and 48.

(a) (2) Financial Statement Schedules

None. The financial statement schedules are omitted because they are inapplicable or the requested information is shown in our consolidated financial statements or related notes thereto.

Exhibits

Exhibit No.

Exhibit Description

3.1

Amended and Restated Articles of Incorporation (filed as an Exhibit to the Registrant’s Form 10-K/A for the year ended December 31, 2013, filed with the Commission on August 8, 2014, and incorporated herein by reference)

3.2

Amendment to Amended and Restated Articles of Incorporation (filed as an Exhibit to the Registrant’s Form 10-K/A for the year ended December 31, 2013, filed with the Commission on August 8, 2014, and incorporated herein by reference)

3.3

Bylaws (filed as an Exhibit to the Registrant’s Form 10-K/A for the year ended December 31, 2013, filed with the Commission on August 8, 2014, and incorporated herein by reference)

10.1

Promissory Note for $60,000 due to Micah Eldred, dated June 19, 2012 (filed as an Exhibit to the Registrant’s Form 10-K/A for the year ended December 31, 2013, filed with the Commission on August 8, 2014, and incorporated herein by reference)

10.2

Debt Conversion Agreement, dated May 6, 2013, with Endeavour Cooperative Partners LLC (filed as an Exhibit to the Registrant’s Form 10-K/A for the year ended December 31, 2013, filed with the Commission on August 8, 2014, and incorporated herein by reference)

10.3

Addendum, dated December 31, 2013, to Debt Conversion Agreement dated May 6, 2013, with Endeavour Cooperative Partners LLC (filed as an Exhibit to the Registrant’s Form 10-K/A for the year ended December 31, 2013, filed with the Commission on August 8, 2014, and incorporated herein by reference)

10.4

Share Exchange Agreement with Micah Eldred and Carl Dilley, as Members of Endurance Exploration Group, LLC, dated December 31, 2013 (filed as an Exhibit to the Registrant’s Form 10-K/A for the year ended December 31, 2013, filed with the Commission on August 8, 2014, and incorporated herein by reference)

10.5*

2014 Non-Qualified Stock Option Plan (filed as an Exhibit to the Registrant’s Form 10-K/A for the year ended December 31, 2013, filed with the Commission on August 8, 2014, and incorporated herein by reference)

10.6*

Form of Stock Option Agreement (filed as an Exhibit to the Registrant’s Form 10-K/A for the year ended December 31, 2013, filed with the Commission on August 8, 2014, and incorporated herein by reference)

10.7

Debt Conversion Agreement, dated April 7, 2014, with Island Capital Management, LLC (filed as an Exhibit to the Registrant’s Form 10-Q for the quarter ended June 30, 2014, filed with the Commission on August 15, 2014, and incorporated herein by reference)

10.8

Debt Conversion Agreement, dated April 7, 2014, with Endeavour Cooperative Partners, LLC (filed as an Exhibit to the Registrant’s Form 10-Q for the quarter ended June 30, 2014, filed with the Commission on August 15, 2014, and incorporated herein by reference)

10.9

Letter Agreement between Endurance Exploration Group, Inc. and Eclipse Group Inc. (filed as an Exhibit to the Registrant’s Form 8-K, dated June 23, 2014, filed with the Commission on June 24, 2014, and incorporated herein by reference)

10.10

Agreement, dated September 3, 2014, with Overseas Marine Vessel Corp, LLC.

21

Subsidiaries of the Registrant (filed as an Exhibit to the Registrant’s Form 10-K/A for the year ended December 31, 2013, filed with the Commission on August 8, 2014, and incorporated herein by reference)

__________________________________________

*  Indicates management contract or compensatory plan or arrangement.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Exchange Act, the Registrant has duly caused this Report to be signed on its behalf by the undersigned thereunto duly authorized, this 2nd day of December, 2014.

ENDURANCE EXPLORATION GROUP, INC.

By: /s/ Micah Eldred
Micah Eldred
Chairman, Chief Executive Officer and President

By: /s/ Christine Zitman
Christine Zitman
Director, Chief Financial Officer, Secretary, Treasurer